UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2025

LG Display Co., Ltd.

(Translation of Registrant’s name into English)

LG Twin Towers, 128 Yeoui-daero, Yeongdeungpo-gu, Seoul 07336, Republic of Korea

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒   Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submission to furnish a report or other document that the registration foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐   No ☒

1.	Name of external auditor: Samil PricewaterhouseCoopers Accounting Corporation (PwC)

2.	Date of receiving external audit report: March 4, 2025

3.	Auditor’s opinion

4.	Financial Highlights of Consolidated Financial Statements

Audit Report on Consolidated Financial Statements

Items	FY 2024	FY 2023
Total Assets	32,859,565,603,472	35,759,297,833,297
Total Liabilities	24,786,759,041,251	26,988,754,065,870
Total Shareholders’ Equity	8,072,806,562,221	8,770,543,767,427
Capital Stock	2,500,000,000,000	1,789,078,500,000
Revenues	26,615,346,868,922	21,330,818,934,958
Operating Income	-560,596,289,460	-2,510,163,608,358
Ordinary Income	-2,191,539,696,036	-3,339,441,283,797
Net Income	-2,409,299,854,829	-2,576,729,162,648
Total Shareholders’ Equity / Capital Stock	323%	4.9%

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Financial Statements

For the Year Ended December 31, 2024

(With Independent Auditor’s Report Thereon)

Independent Auditor’s Report

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion

We have audited the consolidated financial statements of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flows for the year then ended, and notes to the consolidated financial statements, including material accounting policy information.

In our opinion, the accompanying consolidated financial statements present fairly, in all material respects, the consolidated financial position of the Group as at December 31, 2024, and its consolidated financial performance and its consolidated cash flows for the year then ended in accordance with International Financial Reporting Standards as adopted by the Republic of Korea (Korean IFRS).

We have also audited, in accordance with Korean Standards on Auditing, the Group’s Internal Control over Financial Reporting for Consolidation Purposes as at December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting, and our report dated March 4, 2025 expressed an unqualified opinion.

Basis for Opinion

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of the consolidated financial statements and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Key Audit Matters

Key audit matters are those matters that, in our professional judgment, were of most significance in our audit of the financial statements of the current period. These matters were addressed in the context of our audit of the financial statements as a whole, and in forming our opinion thereon, and we do not provide a separate opinion on these matters.

(a) Impairment test of cash generating unit

Reasons why the matter was determined to be a key audit matter

As described in Note 9 and 10, the Group has classified the carrying amounts of property, plant, and equipment of ~~W~~17,202,873 million and intangible assets of ~~W~~1,558,407 million recognized as of the end of the reporting period into Display, Display (Large OLED), and Display (AD PO) cash generating units (CGUs). The Group identified indications of impairment due to the carrying amount of net assets being higher than market value as of the end of the reporting period and continuous operating losses due to competitive display market conditions. The Group performed an impairment test on the CGUs by evaluating the recoverable amount using the value in use calculated by applying the discounted cash flow model.

We determined the impairment test on the CGUs as a Key Audit Matter considering that significant judgment by management is involved in estimates such as cash flows and discount rates included in the Group’s impairment test.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•	Understanding and evaluating the accounting policies and internal controls of the Group related to impairment testing

•	Testing internal controls such as the management’s review and approval of estimated business plan and significant assumptions for impairment testing

•	Evaluating the completeness and accuracy of underlying data used in management’s valuation model

•	Verifying whether future cash flow estimates are consistent with business plans approved by management

•

Evaluating the appropriateness of significant assumptions in valuation models including discount rates and growth rates by comparing them with external benchmarks within the industry and the Group’s past financial information

•	Evaluating the reasonableness of management’s business plan estimates by comparing business plans established for each CGU in prior periods with actual performance for the current period

•	Evaluating the competence and objectivity of independent external experts engaged by the Group

•	Performing sensitivity analysis to assess the magnitude of changes in significant assumptions applied in valuation models that can result in impairment loss

•

Evaluating the reasonableness of assumptions applied in a valuation model and discount rates used in the management’s evaluation by utilizing auditor’s valuation experts with professional skills and knowledge

(b) Assessment of recognition of deferred tax assets

Reasons why the matter was determined to be a key audit matter

As described in Note 24 to the financial statements, deferred tax assets recognized by the Group as of the end of the reporting period for temporary differences, tax loss carryforwards, and tax credit carryforwards amount to 3,504,177 million KRW. The Group evaluated the realizability of deferred tax assets considering the probability of generating taxable profit against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized.

We determined the assessment of realizability of deferred tax assets as a Key Audit Matter considering that significant judgment by management is involved in estimates such as expected taxable income and utilization of tax policy included in the Group’s realizability assessment.

How our audit addressed the Key Audit Matter

We have performed the following audit procedures to address the Key Audit Matter.

•	Understanding and evaluating the accounting policies and internal controls of the Group related to assessment of realizability of deferred tax assets

•	Testing internal controls such as management’s review and approval of significant assumptions in taxable profit forecasts and utilization of tax policy

•	Evaluating whether expected taxable profit estimates are based on approved business plans, past performance, transfer pricing, and dividend policies

•	Evaluating the appropriateness of management’s estimates on future taxable profit by comparing past estimated taxable income with actual performance for the current period

•	Evaluating the appropriateness of estimated timing for realization of temporary differences

•

Evaluating whether expected tax rates applied to measure the deferred tax assets are based on enacted or substantively enacted tax rates by the end of the reporting period and expected to apply to accounting periods when assets are realized

Other Matters

The consolidated financial statements of the Group for the year ended December 31, 2023, were audited by another auditor who expressed an unqualified opinion on those statements on March 7, 2023.

Auditing standards and their application in practice vary among countries. The procedures and practices used in the Republic of Korea to audit such consolidated financial statements may differ from those generally accepted and applied in other countries.

Responsibilities of Management and Those Charged with Governance for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of the consolidated financial statements in accordance with Korean IFRS, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the consolidated financial statements, management is responsible for assessing the Group’s ability to continue as a going concern, disclosing, as applicable, matters related to going concern and using the going concern basis of accounting unless management either intends to liquidate the Group or to cease operations.

Those charged with governance are responsible for overseeing the Group’s financial reporting process.

Auditor’s Responsibilities for the Audit of the Consolidated Financial Statements

Our objectives are to obtain reasonable assurance about whether the consolidated financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but is not a guarantee that an audit conducted in accordance with Korean Standards on Auditing will always detect a material misstatement when it exists. Misstatements can arise from fraud or error and are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users taken on the basis of these consolidated financial statements.

As part of an audit in accordance with Korean Standards on Auditing, we exercise professional judgment and maintain professional skepticism throughout the audit. We also:

•

Identify and assess the risks of material misstatement of the consolidated financial statements, whether due to fraud or error, design and perform audit procedures responsive to those risks, and obtain audit evidence that is sufficient and appropriate to provide a basis for our opinion. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control.

•

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity’s internal control.

•	Evaluate the appropriateness of accounting policies used and the reasonableness of accounting estimates and related disclosures made by management.

•

Conclude on the appropriateness of management’s use of the going concern basis of accounting and, based on the audit evidence obtained, whether a material uncertainty exists related to events or conditions that may cast significant doubt on the Group’s ability to continue as a going concern. If we conclude that a material uncertainty exists, we are required to draw attention in our auditor’s report to the related disclosures in the consolidated financial statements or, if such disclosures are inadequate, to modify our opinion. Our conclusions are based on the audit evidence obtained up to the date of our auditor’s report. However, future events or conditions may cause the Group to cease to continue as a going concern.

•

Evaluate the overall presentation, structure and content of the consolidated financial statements, including the disclosures, and whether the consolidated financial statements represent the underlying transactions and events in a manner that achieves fair presentation.

•

Obtain sufficient appropriate audit evidence regarding the financial information of the entities or business activities within the Group to express an opinion on the consolidated financial statements. We are responsible for the direction, supervision and performance of the Group audit. We remain solely responsible for our audit opinion.

We communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit and significant audit findings, including any significant deficiencies in internal control that we identify during our audit.

We also provide those charged with governance with a statement that we have complied with relevant ethical requirements regarding independence, and to communicate with them all relationships and other matters that may reasonably be thought to bear on our independence, and where applicable, related safeguards.

From the matters communicated with those charged with governance, we determine those matters that were of most significance in the audit of the consolidated financial statements of the current period and are therefore the key audit matters. We describe these matters in our auditor’s report unless law or regulation precludes public disclosure about the matter or when, in extremely rare circumstances, we determine that a matter should not be communicated in our report because the adverse consequences of doing so would reasonably be expected to outweigh the public interest benefits of such communication.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

March 4, 2025

This report is effective as of March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the accompanying consolidated financial statements and notes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Financial Position

As of December 31, 2024 and 2023

(In millions of won)	Note	December 31, 2024		December 31, 2023

Assets
Cash and cash equivalents	4, 26	~~W~~	2,021,640	2,257,522
Deposits in banks	4, 26		600	905,971
Trade accounts and notes receivable, net	5, 15, 26, 29		3,624,477	3,218,093
Other accounts receivable, net	5, 26		250,029	126,985
Other current financial assets	6, 26		328,621	168,623
Inventories	7		2,671,242	2,527,728
Prepaid income taxes			12,774	44,505
Assets held for sale	30		983,317	—
Other current assets			230,337	253,759

Total current assets			10,123,037	9,503,186
Deposits in banks	4, 26		11	11
Investments in equity accounted investees	8		33,177	84,329
Other non-current financial assets	6, 26		232,652	173,626
Property, plant and equipment, net	9, 18		17,202,873	20,200,332
Intangible assets, net	10, 18		1,558,407	1,773,955
Investment Property	11, 18		27,911	32,995
Deferred tax assets	24		3,504,177	3,562,861
Defined benefits assets, net	13		160,752	407,438
Other non-current assets			16,569	20,565

Total non-current assets			22,736,529	26,256,112

Total assets		~~W~~	32,859,566	35,759,298

Liabilities
Trade accounts and notes payable	26, 29	~~W~~	4,156,149	4,175,064
Current financial liabilities	12, 26, 27, 28, 29		6,527,450	5,262,295
Other accounts payable	26		1,720,670	2,918,903
Accrued expenses			634,473	648,949
Income tax payable			65,366	52,237
Provisions	14		105,251	117,676
Advances received	15		904,628	625,838
Liabilities held for sale	30		1,656,841	—
Other current liabilities			88,256	84,066

Total current liabilities			15,859,084	13,885,028
Non-current financial liabilities	12, 26, 27, 28, 29		8,091,407	11,439,776
Non-current provisions	14		60,908	63,805
Defined benefit liabilities, net	13		1,093	1,559
Long-term advances received	15		220,500	967,050
Deferred tax liabilities	24		—	2,069
Other non-current liabilities	26		553,767	629,467

Total non-current liabilities			8,927,675	13,103,726

Total liabilities			24,786,759	26,988,754

Equity
Share capital	16		2,500,000	1,789,079
Share premium	16		2,773,587	2,251,113
Retained earnings			(18,512)	2,676,014
Reserves	16		995,823	515,976
Accumulated other comprehensive income held for sale	30		291,363	—

Equity attributable to owners of the Parent			6,542,261	7,232,182

Non-controlling interests			1,530,546	1,538,362

Total equity			8,072,807	8,770,544

Total liabilities and equity		~~W~~	32,859,566	35,759,298

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Comprehensive Loss

For the years ended December 31, 2024 and 2023

(In millions of won, except loss per share amounts)	Note	2024		2023

Revenue	17, 18, 29	~~W~~	26,615,347	21,330,819
Cost of sales	7, 19, 29		(24,039,928)	(20,985,643)

Gross profit			2,575,419	345,176
Selling expenses	19, 20		(584,692)	(575,785)
Administrative expenses	19, 20		(1,103,617)	(899,902)
Research and development expenses	19		(1,447,706)	(1,379,653)

Operating loss			(560,596)	(2,510,164)

Finance income	22		883,094	1,122,294
Finance costs	22		(1,821,912)	(1,634,534)
Other non-operating income	21		2,100,443	1,472,258
Other non-operating expenses	21		(2,797,981)	(1,786,234)
Equity in income of equity accounted investees, net			5,412	(3,061)

Loss before income tax			(2,191,540)	(3,339,441)
Income tax benefit (expense)	23		(217,760)	762,712

Loss for the period			(2,409,300)	(2,576,729)

Other comprehensive income (loss)
Items that will never be reclassified to profit or loss
Remeasurements of net defined benefit liabilities	13		(131,835)	49,817
Other comprehensive income (loss) from associates	8		(85)	170

			(131,920)	49,987
Items that are or may be reclassified to profit or loss
Foreign currency translation differences for foreign operations	16		926,637	23,143
Other comprehensive income (loss) from associates	8, 16		3,320	(2,824)

			929,957	20,319

Other comprehensive income for the period, net of income tax			798,037	70,306

Total comprehensive loss for the period		~~W~~	(1,611,263)	(2,506,423)

Profit (loss) attributable to:
Owners of the Parent			(2,562,606)	(2,733,742)
Non-controlling interests			153,306	157,013

Loss for the period		~~W~~	(2,409,300)	(2,576,729)

Total comprehensive income (loss) attributable to:
Owners of the Parent			(1,923,316)	(2,647,407)
Non-controlling interests			312,053	140,984

Total comprehensive loss for the period		~~W~~	(1,611,263)	(2,506,423)

Loss per share (in won)
Basic loss per share	25	~~W~~	(5,438)	(7,177)
Diluted loss per share	25	~~W~~	(5,438)	(7,177)

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Changes in Equity

For the years ended December 31, 2024 and 2023

		Attributable to owners of the Parent Company
(In millions of won)	Note	Share capital		Share premium	Retained earnings	Reserves	Other comprehensive income classified as held for sale	Sub-total	Non-controlling interests	Total equity
Balances at January 1, 2023		~~W~~	1,789,079	2,251,113	5,359,769	479,628	—	9,879,589	1,439,638	11,319,227

Total comprehensive income (loss) for the period
Profit (loss) for the period			—	—	(2,733,742)	—	—	(2,733,742)	157,013	(2,576,729)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities			—	—	49,817	—	—	49,817	—	49,817
Foreign currency translation differences			—	—	—	39,172	—	39,172	(16,029)	23,143
Other comprehensive income (loss) from associates			—	—	170	(2,824)	—	(2,654)	—	(2,654)

Total other comprehensive income (loss)			—	—	49,987	36,348	—	86,335	(16,029)	70,306

Total comprehensive income (loss) for the period		~~W~~	—	—	(2,683,755)	36,348	—	(2,647,407)	140,984	(2,506,423)

Transaction with owners, recognized directly in equity
Dividends to non-controlling shareholders in subsidiaries			—	—	—	—	—	—	(42,260)	(42,260)

Balances at December 31, 2023		~~W~~	1,789,079	2,251,113	2,676,014	515,976	—	7,232,182	1,538,362	8,770,544

Balances at January 1, 2024		~~W~~	1,789,079	2,251,113	2,676,014	515,976	—	7,232,182	1,538,362	8,770,544

Total comprehensive income (loss) for the period
Profit (loss) for the period			—	—	(2,562,606)	—	—	(2,562,606)	153,306	(2,409,300)
Other comprehensive income (loss)
Remeasurements of net defined benefit liabilities			—	—	(131,835)	—	—	(131,835)	—	(131,835)
Classified as held for sale			—	—		(215,788)	215,788	—	—	—
Foreign currency translation differences			—	—	—	692,315	75,575	767,890	158,747	926,637
Other comprehensive income (loss) from associates			—	—	(85)	3,320	—	3,235	—	3,235

Total other comprehensive income (loss)			—	—	(131,920)	479,847	291,363	639,290	158,747	798,037

Total comprehensive income (loss) for the period		~~W~~	—	—	(2,694,526)	479,847	291,363	(1,923,316)	312,053	(1,611,263)

Transaction with owners, recognized directly in equity
Capital increase	16		710,921	569,893	—	—	—	1,280,814	—	1,280,814
Acquisition of non-controlling shareholders’ interests in subsidiaries			—	(47,419)	—	—	—	(47,419)	(183,850)	(231,269)
Dividends to non-controlling shareholders in subsidiaries			—	—	—	—	—	—	(136,019)	(136,019)

Total transaction with owners, recognized directly in equity			710,921	522,474	—	—	—	1,233,395	(319,869)	913,526

Balances at December 31, 2024		~~W~~	2,500,000	2,773,587	(18,512)	995,823	291,363	6,542,261	1,530,546	8,072,807

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

For the years ended December 31, 2024 and 2023

(In millions of won)	Note	2024		2023

Cash flows from (used in) operating activities:
Cash generated from operations	28	~~W~~	3,373,456	2,819,329
Income taxes paid			(139,782)	(290,102)
Interests received			93,945	144,402
Interests paid			(915,858)	(990,881)

Cash flows from operating activities			2,411,761	1,682,748

Cash flows from (used in) investing activities:
Dividends received			200	15,200
Increase in deposits in banks			(1,700)	(943,166)
Proceeds from withdrawal of deposits in banks			921,995	1,785,231
Acquisition of financial assets at fair value through profit or loss			(5,470)	(4,615)
Proceeds from disposal of financial asset at fair value through profit or loss			5,301	546
Acquisition of financial assets at fair value through other comprehensive income			—	(3,000)
Proceeds from disposal of financial assets at fair value through other comprehensive income			—	2,671
Proceeds from disposal of investments in associates			17,609	—
Acquisition of property, plant and equipment			(2,129,735)	(3,482,754)
Proceeds from disposal of property, plant and equipment			248,460	485,659
Acquisition of intangible assets			(786,819)	(672,076)
Proceeds from disposal of intangible assets			6,257	6,328
Proceeds from insurance payout			49,995	—
Government grants received			2,307	7,417
Proceeds from settlement of derivatives			274,173	178,610
Increase in short-term loans			19,697	27,411
Increase in deposits			(2,036)	(3,992)
Decrease in deposits			2,124	4,535
Proceeds from disposal of greenhouse gas emission permits			14,394	6,659

Cash flows used in investing activities			(1,363,248)	(2,589,336)

Cash flows from (used in) financing activities:	28
Proceeds from short-term borrowings			5,219,941	6,729,725
Repayments of short-term borrowings			(6,285,819)	(7,446,111)
Proceeds from issuance of bonds			—	469,266
Repayments of bonds			(370,000)	(433,990)
Proceeds from long-term borrowings			2,912,552	4,765,524
Repayments of current portion of long-term borrowings			(3,638,904)	(2,625,970)
Payment of lease liabilities			(71,008)	(73,483)
Capital increase			1,292,455	—
Transaction cost from capital increase			(11,641)	—
Acquisition of non-controlling shareholders’ interests in subsidiaries			(245,362)	—
Dividends to non-controlling shareholders in subsidiaries			(136,519)	(34,098)

Cash flows from (used in) financing activities			(1,334,305)	1,350,863

Net increase (decrease) in cash and cash equivalents			(285,792)	444,275
Cash and cash equivalents at January 1			2,257,522	1,824,649
Effect of exchange rate fluctuations on cash held			208,325	(11,402)
Cash and cash equivalents included in assets held for sale			(158,415)	—

Cash and cash equivalents at December 31		~~W~~	2,021,640	2,257,522

See accompanying notes to the consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity

(a)	Description of the Parent Company

LG Display Co., Ltd. (the “ Parent Company “) was incorporated in February 1985 and the Parent Company is a public corporation listed in the Korea Exchange since 2004. The main business of the Parent Company and its subsidiaries (the “Group”) is to manufacture and sell displays and its related products. As of December 31, 2024, the Group is operating Thin Film Transistor Liquid Crystal Display (“TFT-LCD”) and Organic Light Emitting Diode (“OLED”) panel manufacturing plants in Gumi, Paju and China and TFT-LCD and OLED module manufacturing plants in Gumi, Paju, China and Vietnam. The Parent Company is domiciled in the Republic of Korea with its address at 128 Yeouidae-ro, Yeongdeungpo-gu, Seoul, the Republic of Korea. As of December 31, 2024, LG Electronics Inc., a major shareholder of the Parent Company, owns 36.72% (183,593,206 shares) of the Parent Company’s common stock.

As of December 31, 2024, 500,000,000 shares of the Parent Company’s common stock are listed on Korea Exchange under the identifying code 034220, and 20,944,314 American Depository Shares (“ADSs”, 2 ADSs represent one share of common stock) are listed on the New York Stock Exchange under the symbol “LPL”.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2024

(In millions)
Subsidiaries	Location	Percentage of ownership(%)	Closing month	Date of incorporation	Business
LG Display America, Inc.	San Jose, U.S.A.	100	December	September 24, 1999	Sales of display products
LG Display Germany GmbH	Eschborn, Germany	100	December	October 15, 1999	Sales of display products
LG Display Japan Co., Ltd.	Tokyo, Japan	100	December	October 12, 1999	Sales of display products
LG Display Taiwan Co., Ltd.	Taipei, Taiwan	100	December	April 12, 1999	Sales of display products
LG Display Nanjing Co., Ltd.	Nanjing, China	100	December	July 15, 2002	Production of display products
LG Display Shanghai Co., Ltd.	Shanghai, China	100	December	January 16, 2003	Sales of display products
LG Display Guangzhou Co., Ltd.(*1)	Guangzhou, China	100	December	June 30, 2006	Production of display products
LG Display Shenzhen Co., Ltd.	Shenzhen, China	100	December	July 27, 2007	Sales of display products
LG Display Singapore Pte. Ltd.	Singapore	100	December	November 4, 2008	Sales of display products
L&T Display Technology (Fujian) Limited	Fujian, China	51	December	December 7, 2009	Production and sales of LCD module and LCD monitor sets
LG Display Yantai Co., Ltd.	Yantai, China	100	December	March 17, 2010	Production of display products
Nanumnuri Co., Ltd.	Gumi, South Korea	100	December	March 21, 2012	Business facility maintenance
LG Display (China) Co., Ltd.(*1)(*2)	Guangzhou, China	80	December	December 10, 2012	Production and sales of display products
Unified Innovative Technology, LLC	Wilmington, U.S.A.	100	December	March 12, 2014	Intellectual property management
LG Display Guangzhou Trading Co., Ltd.	Guangzhou, China	100	December	April 28, 2015	Sales of display products
Global OLED Technology, LLC	Sterling, U.S.A.	100	December	December 18, 2009	OLED intellectual property management
LG Display Vietnam Haiphong Co., Ltd.	Haiphong, Vietnam	100	December	May 5, 2016	Production and sales of display products
Suzhou Lehui Display Co., Ltd.	Suzhou, China	100	December	July 1, 2016	Production and sales of LCD module and LCD monitor sets
LG DISPLAY FUND I LLC(*3)	Wilmington, U.S.A.	100	December	May 1, 2018	Investment in venture business and technologies
LG Display High-Tech (China) Co., Ltd.	Guangzhou, China	70	December	July 11, 2018	Production and sales of display products

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(b)	Consolidated Subsidiaries as of December 31, 2024, Continued

(*1)

For the year ended December 31, 2024, the contract to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. was signed. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

(*2)	For the year ended December 31, 2024, the Group acquired 10% equity interests in LG Display (China) Co., Ltd. for ~~W~~245,362 million from non-controlling shareholders.

(*3)

For the year ended December 31, 2024, the Parent Company contributed ~~W~~6,831 million in cash for the capital increase of LG DISPLAY FUND I LLC. There was no change in the Parent Company’s percentage of ownership in LG DISPLAY FUND I LLC as a result of this additional investment.

In addition to the above subsidiaries, the Parent Company has invested ~~W~~140,600 million in MMT (Money Market Trust), which is controlled by the Parent Company.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(c)	Summary of financial information (before the elimination of intercompany transactions) of subsidiaries as of and for the years ended December 31, 2024 and 2023 is as follows:

(In millions of won)	December 31, 2024				2024
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	2,433,349	2,367,143	66,206	15,218,449	12,662
LG Display Germany GmbH		571,085	535,427	35,658	1,514,282	3,555
LG Display Japan Co., Ltd.		215,670	201,213	14,457	1,045,036	2,420
LG Display Taiwan Co., Ltd.		807,931	780,043	27,888	2,569,859	2,819
LG Display Nanjing Co., Ltd.		3,188,176	2,249,586	938,590	1,841,645	103,023
LG Display Shanghai Co., Ltd.		192,973	166,757	26,216	890,982	4,286
LG Display Guangzhou Co., Ltd.(*)		2,603,086	1,984,854	618,232	2,306,421	44,772
LG Display Shenzhen Co., Ltd.		117,986	101,622	16,364	589,537	2,818
LG Display Singapore Pte. Ltd.		3,570,065	3,554,525	15,540	1,442,304	(6,018)
L&T Display Technology (Fujian) Limited		345,309	242,376	102,933	851,228	18,251
LG Display Yantai Co., Ltd.		601,808	177,391	424,417	302,923	26,941
Nanumnuri Co., Ltd.		5,556	3,685	1,871	25,502	320
LG Display (China) Co., Ltd.(*)		2,237,053	276,308	1,960,745	1,477,381	46,621
Unified Innovative Technology, LLC		698	20	678	—	(523)
LG Display Guangzhou Trading Co., Ltd.		3,594,526	3,462,995	131,531	400,592	39,474
Global OLED Technology, LLC		32,998	3,512	29,486	1,312	(11,966)
LG Display Vietnam Haiphong Co., Ltd.		6,192,641	4,434,492	1,758,149	3,931,808	250,503
Suzhou Lehui Display Co., Ltd.		307,178	109,776	197,402	393,161	8,837
LG DISPLAY FUND I LLC		97,596	30	97,566	—	(3,164)
LG Display High-Tech (China) Co., Ltd.		7,630,921	4,000,109	3,630,812	2,482,999	432,402

Total(*)	~~W~~	34,746,605	24,651,864	10,094,741	37,285,421	978,033

(*)

For the year ended December 31, 2024, the contract to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. was signed. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(In millions of won)	December 31, 2023				2023
Subsidiaries	Total assets		Total liabilities	Total shareholders’ equity	Sales	Net income (loss)
LG Display America, Inc.	~~W~~	1,872,996	1,826,784	46,212	11,952,787	9,789
LG Display Germany GmbH		315,096	286,596	28,500	1,247,796	2,321
LG Display Japan Co., Ltd.		157,279	145,709	11,570	913,462	3,932
LG Display Taiwan Co., Ltd.		265,810	242,463	23,347	1,697,729	(1,744)
LG Display Nanjing Co., Ltd.		3,731,464	2,986,076	745,388	1,764,307	85,121
LG Display Shanghai Co., Ltd.		334,278	314,805	19,473	797,516	3,822
LG Display Guangzhou Co., Ltd.		3,820,218	3,306,879	513,339	2,144,773	96,945
LG Display Shenzhen Co., Ltd.		97,514	85,518	11,996	453,174	1,735
LG Display Singapore Pte. Ltd.		760,769	741,604	19,165	1,147,311	3,689
L&T Display Technology (Fujian) Limited		309,340	221,293	88,047	960,302	25,079
LG Display Yantai Co., Ltd.		539,791	184,568	355,223	373,916	100,982
Nanumnuri Co., Ltd.		5,606	3,585	2,021	26,110	594
LG Display (China) Co., Ltd.		2,410,130	275,824	2,134,306	1,145,472	108,801
Unified Innovative Technology, LLC		1,093	—	1,093	—	(1,043)
LG Display Guangzhou Trading Co., Ltd.		2,341,100	2,291,500	49,600	457,404	15,016
Global OLED Technology, LLC		40,786	3,576	37,210	3,861	(10,838)
LG Display Vietnam Haiphong Co., Ltd.		5,918,634	4,614,173	1,304,461	2,773,046	159,089
Suzhou Lehui Display Co., Ltd.		284,364	115,169	169,195	414,537	7,739
LG DISPLAY FUND I LLC		82,099	14	82,085	—	(9,332)
LG Display High-Tech (China) Co., Ltd.		6,417,671	3,565,229	2,852,442	2,432,838	374,836

Total	~~W~~	29,706,038	21,211,365	8,494,673	30,706,341	976,533

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

1.	Reporting Entity, Continued

(d)	Information of subsidiaries (before elimination of intercompany transactions) which have material non-controlling interests as of and for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	LG Display High-Tech (China) Co., Ltd.
	2024		2023
Percentage of ownership in non-controlling interests (%)		30	30
Current assets	~~W~~	5,666,246	3,796,310
Non-current assets		1,964,675	2,621,361
Current liabilities		2,193,788	978,596
Non-current liabilities		1,806,321	2,586,633
Net assets		3,630,812	2,852,442
Book value of non-controlling interests		1,087,857	854,346
Revenue	~~W~~	2,482,999	2,432,838
Profit for the year		432,402	374,836
Profit attributable to non-controlling interests		129,721	112,451
Cash flows from operating activities	~~W~~	1,252,886	777,354
Cash flows used in investing activities		(1,290,367)	(979,167)
Cash flows from (used in) financing activities		(213,400)	365,898
Effect of exchange rate fluctuations on cash and cash equivalents		19,378	(3,571)
Net increase (decrease) in cash and cash equivalents		(231,503)	160,514
Cash and cash equivalents at January 1		314,075	153,561
Cash and cash equivalents at December 31		82,572	314,075

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

2.	Basis of Presenting Financial Statements

(a)	Application of accounting standards

In accordance with the Act on External Audits of Stock Companies, Etc., these consolidated financial statements have been prepared in accordance with Korean International Financial Reporting Standards (“K-IFRS”).

The consolidated financial statements were authorized for issuance by the Board of Directors on January 20, 2025, which will be submitted for approval to the shareholders’ meeting to be held on March 20, 2025.

(b)	Basis of Measurement

The consolidated financial statements have been prepared on the historical cost basis except for the following material items in the consolidated statement of financial position:

•

derivative financial instruments at fair value, financial assets at fair value through profit or loss (“FVTPL”), financial assets at fair value through other comprehensive income (“FVOCI”), financial liabilities at fair value through profit or loss (“FVTPL”), and

•	net defined benefit liabilities (defined benefit assets) recognized at the present value of defined benefit obligations less the fair value of plan assets

(c)	Functional and Presentation Currency

Items included in the financial statements of each of the Group’s entities are measured using the currency of the primary economic environment in which each entity operates (the “functional currency”). The consolidated financial statements are presented in Korean won, which is the Parent Company’s functional and presentation currency.

(d)	Estimates and Judgments

As the resulting accounting estimates will, by definition, seldom equal the related actual results, it can contain a significant risk of causing a material adjustment.

Estimates and assumptions are continuously evaluated and taken into account future events that are reasonably predictable in light of past experiences and current situations. Changes in accounting estimates are recognized during the period which the estimates have been changed and the future periods to be affected.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

2.	Basis of Presenting Financial Statements, Continued

(d)	Estimates and Judgments, Continued

The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below. Additional information of significant judgement and assumptions of certain items are included in relevant notes.

(i)	Impairment of goodwill, etc.

The recoverable amount of a cash generating unit (CGU) is determined based on value-in-use calculations (Note 10).

(ii)	Income Tax

The Group’s taxable income generated from these operations are subject to income taxes based on tax laws and interpretations of tax authorities in numerous jurisdictions. There are many transactions and calculations for which the ultimate tax determination is uncertain. The Group estimates the income tax effects expected to be incurred in the future as a result of its operating activities up to the end of the reporting period, and recognizes them as current and deferred income taxes. However, the actual future income tax burden may not match the recognized related assets and liabilities, and such differences may affect the current and deferred income tax assets and liabilities at the time the expected income tax effects are realized.

In addition, deferred tax assets are recognized to the extent that it is probable that taxable income will be generated during the periods when temporary differences, unused tax losses, and tax credits are realized. Significant judgments are made to determine the book value of deferred tax assets that can be recognized based on the timing and level of future taxable income.

(iii)	Net defined benefit liabilities (defined benefit assets)

The present value of defined benefit obligations can vary depending on various factors determined by actuarial methods. The assumptions applied to determine the net cost (profit) of retirement benefits include the discount rate, which represents the interest rate that should be applied to determine the present value of the estimated future cash outflows expected to occur upon the settlement of defined benefit obligations. An appropriate discount rate is determined by considering the yield on high-quality corporate bonds with maturities similar to the duration of the related pension liabilities, expressed in the currency in which the pension is paid. Other key assumptions related to defined benefit obligations are based on current market conditions.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies

The principal accounting policies applied in the preparation of these consolidated financial statements are set out below. These policies have been consistently applied to all the years presented, unless otherwise stated.

(a)	Consolidation

(i)	Subsidiaries

Subsidiaries are entities controlled by the Group. The Group controls an entity when it is exposed, or has right to, variable returns from its involvement with the entity and has the ability to affect those returns through its power over the entity. The financial statements of subsidiaries are included in the consolidated financial statements from the date on which control is acquired until the date on which control is lost.

(ii)	Non-controlling interests

Non-controlling interests (“NCI”) are measured at their proportionate share of the acquiree’s identifiable net assets at the acquisition date. Profit or loss and other comprehensive income (loss) of subsidiaries are attributed to owners of the Controlling Company and non-controlling interests.

Changes in the Group’s interest in subsidiaries that do not result in a loss of control are accounted for as equity transactions.

(iii)	Loss of Control

If the Controlling Company loses control of subsidiaries, the Controlling Company derecognizes the assets and liabilities of the former subsidiaries from the consolidated statement of financial position and recognizes the gain or loss associated with the loss of control attributable to the former controlling interest. Meanwhile, the Controlling Company recognizes any investment retained in the former subsidiaries at its fair value when control is lost.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(a)	Consolidation, Continued

(iv)	Associates and joint ventures (equity method investees)

Associates are those entities in which the Group has significant influence, but not control or joint control, over the financial and operating policies. A joint venture is an arrangement in which the parties have joint control, whereby the parties have rights to the net assets of the arrangement, rather than rights to its assets and obligations for its liabilities.

Investments in associates and joint ventures are initially recognized at cost and subsequently accounted for using the equity method of accounting. The carrying amount of investments in associates and joint ventures is increased or decreased to recognize the Group’s share of the profits or losses and changes in the Group’s proportionate interest of the investee after the date of acquisition. Distributions received from an investee reduce the carrying amount of the investment.

If an associate or a joint venture uses accounting policies different from those of the Controlling Company for like transactions and events in similar circumstances, appropriate adjustments are made to the consolidated financial statements. As of and during the periods presented in the consolidated financial statements, no adjustments were made in applying the equity method.

When the Group’s share of losses exceeds its interest in an equity accounted investee, the carrying amount of that interest, including any long-term investments, is reduced to nil, and the recognition of further losses is discontinued except to the extent that the Group has an obligation or has made payments on behalf of the investee.

(v)	Transactions eliminated on consolidation

Intra-group balances and transactions, including income and expenses and any unrealized income and expenses and balance of trade accounts and notes receivable and payable arising from intra-group transactions, are eliminated. Unrealized gains arising from transactions with equity accounted investees are eliminated against the investment to the extent of the Group’s interest in the investee. Unrealized losses are eliminated in the same way as unrealized gains, but only to the extent that there is no evidence of impairment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(b)	Foreign Currency Translation

Transactions in foreign currencies are translated to the respective functional currencies of the Group entities at exchange rates at the dates of the transactions. Monetary assets and liabilities denominated in foreign currencies are translated to the functional currency at the exchange rate on the reporting date. Non-monetary assets and liabilities denominated in foreign currencies that are measured at fair value are translated to the functional currency at the exchange rate at the date that the fair value was determined. Foreign currency differences arising on translation are recognized in profit or loss, except for differences arising on an investment in equity instruments designated as at FVOCI and a financial asset and liability designated as a cash flow hedge, which are recognized in other comprehensive income. Exchange differences arising on the settlement of monetary items or on translating monetary items at rates different from those at which they were translated on initial recognition are recognized in profit or loss in the period in which they arise. Foreign currency differences arising from assets and liabilities in relation to the investing and financing activities including borrowings, bonds and cash and cash equivalents are recognized in finance income (costs) in the consolidated statement of comprehensive income (loss) and foreign currency differences arising from assets and liabilities in relation to activities other than investing and financing activities are recognized in other non-operating income (expense) in the consolidated statement of comprehensive income (loss). Foreign currency differences are presented in gross amounts in the consolidated statement of comprehensive income (loss).

If the presentation currency of the Group is different from a foreign operation’s functional currency, the financial position and financial performance of the foreign operation are translated into the presentation currency using the following methods. The assets and liabilities of foreign operations, whose functional currency is not the currency of a hyperinflationary economy are translated to the Group’s functional currency at exchange rates at the reporting date. The income and expenses of foreign operations are translated to the Group’s functional currency at exchange rates at the dates of the transactions and foreign currency differences are recognized in other comprehensive income (loss). Relevant proportionate shares of foreign currency differences are allocated to the controlling interests and non-controlling interests. When a foreign operation is disposed of in its entirety or partially such that control, significant influence or joint control is lost, the cumulative amount in the translation reserve related to that foreign operation is reclassified to profit or loss as part of the gain or loss on disposal. If the Group disposes part of its interest in a subsidiary but retains control, then the relevant proportion of the cumulative amount is reattributed to NCI. When the Group disposes of only part of an associate or joint venture while retaining significant influence or joint control, the relevant proportion of the cumulative amount is reclassified to profit or loss.

Any goodwill arising on the acquisition of a foreign operation and any fair value adjustments to the carrying amounts of assets and liabilities arising on the acquisition of that foreign operation is treated as assets and liabilities of the foreign operation. Thus, they are expressed in the functional currency of the foreign operation and translated at the at each reporting date’s exchange rate.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(c)	Cash and cash equivalents

Cash and cash equivalents include all cash balances and short-term highly liquid investments with an original maturity of three months or less that are readily convertible into known amounts of cash.

(d)	Inventories

Inventories are measured at the lower of cost and net realizable value. The cost of inventories is based on the weighted-average method, and includes expenditures incurred in acquiring the inventories, production or conversion costs and other costs incurred in bringing them to their existing location and condition. Net realizable value is the estimated selling price in the ordinary course of business less the estimated costs of completion and the estimated selling expenses. In the case of manufactured inventories and work-in-process, cost includes an appropriate share of production overheads based on the actual capacity of production facilities. However, the normal capacity is used for the allocation of fixed production overheads if the actual level of production is lower than the normal capacity.

(e)	Financial Instruments

(i)	Non-derivative financial assets

Recognition and initial measurement

Trade receivables and debt instruments issued are initially recognized when they are originated. All other financial assets are recognized in statement of financial position when, and only when, the Group becomes a party to the contractual provisions of the instrument.

A financial asset (unless it is a trade receivable without a significant financing component) is initially measured at fair value plus, for an item not at FVTPL, transaction costs that are directly attributable to its acquisition or issue. A trade receivable without a significant financing component is initially measured at the transaction price.

Classification and subsequent measurement

i)	Financial assets

On initial recognition, a financial asset is classified as measured at: financial assets at amortized cost; financial assets at FVOCI; financial assets at FVTPL. Financial assets are not reclassified subsequent to their initial recognition unless the Group changes its business model for managing financial assets, in which case all affected financial assets are reclassified on the first day of the subsequent reporting period following the change in the business model.

A financial asset is measured as at amortized cost if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is to hold assets to collect contractual cash flows; and

•	its contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

A debt investment is measured at FVOCI if it meets both of the following conditions and is not designated as at FVTPL:

•	it is held within a business model whose objective is achieved by both collecting contractual cash flows and selling financial assets; and

•	the contractual terms give rise on specified dates to cash flows that are solely payments of principal and interest on the principal amount outstanding.

For investments in equity instruments that are not held for trading, this will depend on whether the Group has made an irrevocable election at the time of initial recognition to account for the equity investment at fair value through other comprehensive income.

All financial assets not classified as measured at amortized cost or FVOCI as described above are measured as at FVTPL. This includes all derivative financial assets. At initial recognition, the Group may irrevocably designate a financial asset that otherwise meets the requirements to be measured at amortized cost or at FVOCI as at FVTPL if doing so eliminates or significantly reduces an accounting mismatch that would otherwise arise.

ii)	Financial assets: business model

The Group makes an assessment of the objective of the business model in which a financial asset is held at a portfolio level because this best reflects the way the business is managed and information is provided to management. The information considered includes:

•

the stated policies and objectives for the portfolio and the operation of those policies in practice (these include whether management’s strategy focuses on earning contractual interest income, maintaining a particular interest rate profile, matching the duration of the financial assets to the duration of any related liabilities or expected cash outflows or realizing cash flows through the sale of the assets);

•	how the performance of the portfolio is evaluated and reported to the Group’s management;

•	the risks that affect the performance of the business model (and the financial assets held within that business model) and how those risks are managed; and

•	the frequency, volume and timing of sales of financial assets in prior periods, the reasons for such sales and expectations about future sales activity.

Transfers of financial assets to third parties in transactions that do not qualify for derecognition are not considered sale for this purpose.

A financial asset that is held for trading or is managed and whose performance is evaluated on a fair value basis is measured at FVTPL.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

iii)	Financial assets: Assessment whether contractual cash flows are solely payments of principal and interest

For the purpose of the assessment, “principal” is defined as the fair value of the financial asset on initial recognition. ‘Interest’ is defined as consideration for the time value of money and for the credit risk associated with the principal amount outstanding during a particular period of time and for other basic lending risks and cost (e.g. liquidity risk and administrative costs), as well as profit margin.

In assessing whether the contractual cash flows are solely payments of principal and interest, the Group considers the contractual terms of the instrument. This includes assessing whether the financial asset contains a contractual term that could change the timing or amount of contractual cash flows such that it would not meet this condition. In making this assessment, the Group considers:

•	contingent events that would change the amount or timing of cash flows:

•	terms that may adjust the contractual coupon rate, including variable-rate features;

•	prepayment and extension features; and

•	terms that limit the Group’s claim to cash flows from specified assets (e.g. non-recourse features)

A prepayment feature is consistent with the solely payments of principal and interest criterion if the prepayment amount substantially represents unpaid amounts of principal and interest or the principal amount outstanding, which may include reasonable additional compensation for early termination of the contract.

Additionally, for a financial asset acquired at a discount or premium to its contractual par amount, a feature that permits or requires prepayment at an amount that substantially represents the contractual par amount plus accrued but unpaid contractual interest (which may also include reasonable additional compensation for early termination) is treated as consistent with this criterion if the fair value of the prepayment feature is insignificant at initial recognition.

iv)	Financial assets: Subsequent measurement and gains and losses

Financial assets at FVTPL	These assets are subsequently measured at fair value. Net gains and losses, including any interest or dividend income, are recognized in profit or loss.

Financial assets at amortized cost	These assets are subsequently measured at amortized cost using the effective interest method. The amortized cost is reduced by impairment losses. Interest income, foreign exchange gains and losses and impairment are recognized in profit or loss. Any gain or loss on derecognition is recognized in profit or loss.

Debt investments at FVOCI	These assets are subsequently measured at fair value. Interest income calculated using the effective interest method, foreign exchange gains and losses and impairment are recognized in profit or loss. Other net gains and losses are recognized in OCI. On derecognition, gains and losses accumulated in OCI are reclassified to profit or loss.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

Derecognition

The Group derecognizes a financial asset when the contractual rights to the cash flows from the asset expire, it transfers the rights to receive the contractual cash flows of the financial asset in a transaction in which substantially all the risks and rewards of ownership of the financial asset are transferred, or it transfers or does not retain substantially all the risks and rewards of ownership of a transferred asset, and does not retain control of the transferred asset.

If the Group has retained substantially all the risks and rewards of ownership of the transferred asset, the Group continues to recognize the transferred asset.

(ii) Non-derivative financial liabilities

The Group classifies financial liabilities into two categories, financial liabilities at FVTPL and other financial liabilities in accordance with the substance of the contractual arrangement and the definitions of financial liabilities, and recognizes them in the consolidated statement of financial position when the Group becomes a party to the contractual provisions of the instrument.

Financial liabilities at FVTPL include financial liabilities held for trading and designated as such upon initial recognition at FVTPL. After initial recognition, financial liabilities at FVOCI are measured at fair value, and changes therein are recognized in profit or loss. Upon initial recognition, transaction costs that are directly attributable to the issuance of financial liabilities are recognized in profit or loss as incurred.

Non-derivative financial liabilities other than financial liabilities classified as at FVOCI are classified as other financial liabilities and measured initially at fair value minus transaction costs that are directly attributable to the issuance of financial liabilities. Subsequent to initial recognition, these financial liabilities are measured at amortized cost using the effective interest method. As of December 31, 2024, non-derivative financial liabilities comprise borrowings, bonds, trade accounts and notes payable, other accounts payable and others.

The Group derecognizes a financial liability when its contractual obligations are discharged, cancelled or expired.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

(iii) Derivative financial instruments

Derivatives are initially recognized at fair value. Subsequent to initial recognition, derivatives are measured at fair value, and changes therein are accounted for as described below.

Hedge Accounting

If necessary, the Group designates derivatives as hedging items to hedge the risk of changes in the fair value of assets, liabilities or firm commitments (a fair value hedge) and foreign currency risk of highly probable forecasted transactions or firm commitments (a cash flow hedge).

On initial designation of the hedge, the Group’s management formally designates and documents the relationship between the hedging instrument(s) and hedged item(s), including the risk management objectives and strategy in undertaking the hedge transaction, together with the methods that will be used to assess the effectiveness of the hedging relationship, both at the inception of the hedge relationship as well as on an ongoing basis.

i) Fair value hedges

Change in the fair value of a derivative hedging instrument designated as a fair value hedge and the hedged item is recognized in profit or loss, respectively. The gain or loss from remeasuring the hedging instrument at fair value and the gain or loss on the hedged item attributable to the hedged risk are recognized in profit or loss in the same line item of the statement of comprehensive income (loss). The Group discontinues fair value hedge accounting if the hedging instrument expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(e)	Financial Instruments, Continued

ii) Cash flow hedges

When a derivative designated as a cash flow hedging instrument meets the criteria of cash flow hedge accounting, the effective portion of changes in the fair value of the derivative is recognized in other comprehensive income and the ineffective portion of changes in the fair value of the derivative is recognized in profit or loss. The Group discontinues cash flow hedge accounting if the hedging instruments expires or is sold, terminated or exercised; or if the hedge no longer meets the criteria for hedge accounting. The cumulative gain or loss on the hedging instrument that has been recognized in other comprehensive income is reclassified to profit or loss in the periods during which the forecasted transaction occurs. If the forecasted transaction is no longer expected to occur, then the balance in other comprehensive income is recognized immediately in profit or loss.

Embedded derivative

Embedded derivatives are separated from the host contract and accounted for separately if the host contract is not a financial asset and certain criteria are met.

Other derivative financial instruments

Other derivative financial instruments are measured at fair value and changes of their fair value are recognized in profit or loss.

(iv) Financial guarantee agreement

A financial guarantee agreement is a contract in which a certain amount of money must be paid to compensate for the loss incurred by the holder due to the failure of a particular debtor to pay on the due date in accordance with the terms of the original contract or the changed terms of the debt product. Financial guarantee contracts are measured at fair value at the time of initial recognition, and after initial recognition, they are measured by the higher of the following and displayed as ‘Financial Liabilities’ in the consolidated statement of financial position.

•	The amount determined in accordance with the expected credit loss model

•	The amount initially recognized less, where appropriate, the cumulative amount of income recognized in accordance with Korean IFRS 1115 Revenue from Contracts with Customers

(f)	Property, Plant and Equipment

(i) Recognition and measurement

Items of property, plant and equipment are measured at cost less accumulated depreciation and accumulated impairment losses. Cost includes an expenditure that is directly attributable to the acquisition of the asset. The cost of self-constructed assets includes the cost of materials and direct labor, any costs directly attributable to bringing the assets to a working condition for their intended use, the costs of dismantling and removing the items and restoring the site on which they are located and borrowing costs on qualifying assets.

The gain or loss arising from the derecognition of an item of property, plant and equipment is determined as the difference between the net disposal proceeds, if any, and the carrying amount of the item and recognized in other non-operating income or other non-operating expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(f)	Property, Plant and Equipment, Continued

(ii) Subsequent costs

Subsequent expenditure on an item of property, plant and equipment is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The costs of the day-to-day servicing of property, plant and equipment are recognized in profit or loss as incurred.

(iii) Depreciation

Land is not depreciated and depreciation of other items of property, plant and equipment is recognized in profit or loss on a straight-line basis, reflecting the pattern in which the asset’s future economic benefits are expected to be consumed by the Group. The residual value of property, plant and equipment is zero.

Typical estimated useful lives of the assets are as follows:

Typical estimated useful lives (years)
Buildings and structures	20~40
Machinery	4, 5
Furniture and fixtures	4
Equipment, tools and vehicles	2, 4, 12
Right-of-use assets	(*)

(*)	The Group depreciates the right-of-use assets from the commencement date to the earlier of the end of the useful life of the right-of-use asset or the end of the lease term.

Depreciation methods, useful lives and residual values are reviewed at each financial year-end and adjusted if appropriate and any changes are accounted for as changes in accounting estimates.

(g)	Borrowing Costs

The Group capitalizes borrowing costs, which includes interests and exchange differences arising from foreign currency borrowings to the extent that they are regarded as an adjustment to interest costs, directly attributable to the acquisition, construction or production of a qualifying asset as part of the cost of that asset. A qualifying asset is an asset that necessarily takes a substantial period of time to get ready for its intended use or sale. To the extent that the borrowings are directly attributable to the purpose of obtaining a qualifying asset, the Group determines the amount of borrowing costs eligible for capitalization as the actual borrowing costs incurred on that borrowing during the period less any investment income on the temporary investment of those borrowings. The Group immediately recognizes other borrowing costs as an expense.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(h)	Government Grants

In case there is reasonable assurance that the Group will comply with the conditions attached to a government grant, the government grant is recognized as follows:

(i) Grants related to the purchase or construction of assets

A government grant related to the purchase or construction of assets is deducted in calculating the carrying amount of the asset. The grant is recognized in profit or loss over the life of a depreciable asset as a reduced depreciation expense and cash related to grant received is presented in investing activities in the statement of cash flows.

(ii) Grants for compensating the Group’s expenses incurred

A government grant that compensates the Group for expenses incurred is recognized in profit or loss as a deduction from relevant expenses on a systematic basis in the periods in which the expenses are recognized.

(iii) Other government grants

A government grant that becomes receivable for the purpose of giving immediate financial support to the Group with no compensation for expenses or losses already incurred or no future related costs is recognized as other non-operating income of the period in which it becomes receivable.

(i)	Intangible Assets

Intangible assets are initially measured at cost. Subsequently, intangible assets are measured at cost less accumulated amortization and accumulated impairment losses.

(i) Goodwill

Goodwill arising from business combinations is recognized as the excess of the acquisition cost of a business over the net fair value of the identifiable assets acquired and liabilities assumed. Any deficit is a bargain purchase that is recognized in profit or loss. Goodwill is measured at cost less accumulated impairment losses.

(ii) Research and development

Expenditure on research activities, undertaken with the prospect of gaining new scientific or technical knowledge and understanding, is recognized in profit or loss as incurred. Development activities involve a plan or design of the production of new or substantially improved products and processes. Development expenditure is capitalized as intangible assets only if the Group can demonstrate all of the following:

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(i)	Intangible Assets, Continued

•	the technical feasibility of completing the intangible asset so that it will be available for use or sale,

•	its intention to complete the intangible asset and use or sell it,

•	its ability to use or sell the intangible asset,

•

how the intangible asset will generate probable future economic benefits (among other things, the Group can demonstrate the usefulness of the intangible asset by existence of a market for the output of the intangible asset or the intangible asset itself if it is to be used internally),

•	the availability of adequate technical, financial and other resources to complete the development and to use or sell the intangible asset, and

•	its ability to measure reliably the expenditure attributable to the intangible asset during its development.

Development projects are divided into research activities and development activities. Expenditures on research activities are recognized in profit or loss and qualifying development expenditures on development activities are capitalized.

The expenditure capitalized includes the cost of materials, direct labor and overhead costs that are directly attributable to preparing the asset for its intended use and borrowing costs on qualifying assets.

(iii) Other intangible assets

Other intangible assets include intellectual property rights, software, customer relationships, technology, memberships and others. The Group currently has a number of patent license agreements related to product production. When the amount of payments is determined, it is recognized as intangible assets as intellectual property rights and other account payables, respectively, and the intangible assets are amortized on a straight-line basis over the patent license period.

(iv) Subsequent costs

Subsequent expenditures are capitalized only when they increase the future economic benefits embodied in the specific intangible asset to which they relate. All other expenditures, including expenditures on internally generated goodwill and brands, are recognized in profit or loss as incurred.

(v) Amortization

Amortization is calculated on a straight-line basis over the estimated useful lives of intangible assets, other than goodwill, from the date that they are available for use. The residual value of intangible assets is zero. However, as there are no foreseeable limits to the periods over which condominium and golf club memberships are expected to be available for use, these intangible assets are regarded as having indefinite useful lives and not amortized.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(i)	Intangible Assets, Continued

Typical estimated useful lives of the intangible assets are as follows:

Typical estimated useful lives (years)
Intellectual property rights	5, 10, (*1)
Software	4, (*1)
Technology	10
Development costs	(*2)
Condominium and golf club memberships	Indefinite

(*1)	Patent royalty (included in intellectual property rights) and software license are amortized over the useful lives considering the contract period.

(*2)	Capitalized development costs are amortized over the useful lives considering the life cycle of the developed products.

Amortization periods and the amortization methods for intangible assets with finite useful lives are reviewed at each financial year-end. The useful lives of intangible assets with indefinite useful lives are reviewed at each financial year-end to determine whether events and circumstances continue to support indefinite useful life assessments for those assets. If appropriate, the changes are accounted for as changes in accounting estimates.

(j)	Investment Property

Property held to earn rentals or for capital appreciation or both is classified as investment property. Investment properties are initially measured at cost, including transaction costs incurred at the time of acquisition, and subsequently, measured at cost less accumulated depreciation and accumulated impairment loss.

Subsequent expenditure on an item of investment property is recognized as part of its cost only if it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of those parts that are replaced is derecognized. All other subsequent expenditures are expensed in the period in which it is incurred.

Among investment properties, land is not depreciated, and investment properties except land are depreciated on a straight-line basis by applying 20 years of the building according to the economic depreciation period. Depreciation methods, useful lives and residual values of investment properties are reviewed at each reporting period-end and if appropriate, the changes are accounted for as changes in accounting estimates.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(k)	Impairment

(i) Financial assets

Financial instruments and contract assets

The Group recognizes loss allowance for financial assets measured at amortized cost and debt investments at FVOCI at the ‘expected credit loss’ (ECL).

The Group recognizes a loss allowance for the life-time expected credit losses except for following, which are measured at 12-month ECLs:

•	debt instruments that are determined to have low credit risk at the reporting date; and

•

other debt instruments and bank deposits for which credit risk (i.e. the risk of default occurring over the expected life of the financial instrument) has not increased significantly since initial recognition.

When determining whether the credit risk of a financial asset has increased significantly since initial recognition and when estimating ECLs, the Group considers reasonable and supportable information that is relevant and available without undue cost or effort. This includes both qualitative and quantitative information and analysis, based on the Group’s historical experience and informed credit assessment including forward-looking information.

Lifetime ECLs are the ECLs that result from all possible default events over the expected life of a financial instrument.

12-month ECLs are the portion of the ECLs that result from default events that are possible within the 12 months after the reporting date (or a shorter period if the expected life of the instrument is less than 12 months).

The maximum period considered when estimating ECLs is the maximum contractual period over which the Group is exposed to credit risk.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(k)	Impairment, Continued

Estimation of expected credit losses

Expected credit losses are a probability-weighted estimate of credit losses. Credit losses are measured using the present value of the difference between the contractual cash flows and the expected contractual cash flows. The expected credit losses are discounted using effective interest rate of the financial assets.

Credit-impaired financial assets

At each reporting period-end, the Group assesses whether financial assets carried at amortized cost and debt instruments at FVOCI are credit-impaired. A financial asset is ‘credit-impaired’ when one or more events that have a detrimental impact on the estimated future cash flows of the financial asset have occurred.

Evidence that a financial asset is credit-impaired includes the following observable data:

•	significant financial difficulty of the issuer or the borrower;

•

the lender(s) of the borrower, for economic or contractual reasons relating to the borrower’s financial difficulty, having granted to the borrower a concession(s) that the lender(s) would not otherwise consider;

•	it is probable that the borrower will enter bankruptcy or other financial reorganization; or

•	the disappearance of an active market for a security because of financial difficulties.

Presentation of loss allowance for ECL in the consolidated statement of financial position

Loss allowances for financial assets measured at amortized cost are deducted from the gross carrying amount of the assets. For debt instruments at FVOCI, the loss allowance is charged to profit or loss and is recognized in OCI instead of reducing the carrying amount of financial assets in the consolidated statement of financial position.

Write-off

The gross carrying amount of a financial asset is written off when the Group has no reasonable expectations for recovering the financial asset in its entirety or a portion thereof. The Group assess whether there are reasonable expectations of recovering the contractual cash flows from customers and individually assess the timing and amount of write-off. The Group expects no significant recovery from the amount written-off. However, financial assets that are written off could still be subject to enforcement activities in order to comply with the Group’s procedures for recovery of amounts due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(k)	Impairment, Continued

(ii) Non-financial assets

The carrying amounts of the Group’s non-financial assets, other than assets arising from employee benefits, inventories and deferred tax assets, are reviewed at each reporting date to determine whether there is any indication of impairment. If any such indication exists, then the asset’s recoverable amount is estimated. For goodwill, and intangible assets that have indefinite useful lives or that are not yet available for use, irrespective of whether there is any indication of impairment, the recoverable amount is estimated each year.

Recoverable amount is estimated for the individual asset. If it is not possible to estimate the recoverable amount of the individual asset, the Group determines the recoverable amount of the cash-generating unit to which the asset belongs. The cash-generating unit (“CGU”) is the smallest group of assets that includes the asset and generates cash inflows that are largely independent of the cash inflows from other assets or groups of assets. In identifying whether cash inflows from an asset or group of assets are largely independent of the cash inflows from other assets or groups of assets, the Group considers various factors including how management monitors the entity’s operations or how management makes decisions about continuing or disposing of the entity’s assets and operations. Goodwill arising from a business combination is allocated to CGUs or groups of CGUs that are expected to benefit from the synergies of the combination. The recoverable amount of an asset or cash-generating unit is determined as the greater of its value in use and its fair value less costs to sell. In assessing value in use, the estimated future cash flows are discounted to their present value using a discount rate that reflects current market assessments of the time value of money and the risks specific to the asset or CGU. Fair value less costs to sell is based on the best information available to reflect the amount that the Group could obtain from the disposal of the asset in an arm’s length transaction between knowledgeable, willing parties, after deducting the costs of disposal.

An impairment loss is recognized if the carrying amount of an asset or its CGU exceeds its estimated recoverable amount. Impairment losses are recognized in profit or loss. Impairment losses recognized in respect of a CGU are allocated first to reduce the carrying amount of any goodwill allocated to the unit, and then to reduce the carrying amounts of the other assets in the unit on a pro rata basis.

In respect of assets other than goodwill, impairment losses recognized in prior periods are assessed at each reporting date for any indications that the loss has decreased or no longer exists. An impairment loss is reversed if there has been a change in the estimates used to determine the recoverable amount. An impairment loss is reversed only to the extent that the asset’s carrying amount does not exceed the carrying amount that would have been determined, net of accumulated depreciation or amortization, if no impairment loss had been recognized from the acquisition cost. An impairment loss in respect of goodwill is not reversed.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(l)	Leases

A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration.

(i) As a lessee

At commencement or on modification of a contract that contains a lease component, the Group allocates the consideration in the contract to each lease and non-lease component on the basis of its relative stand-alone price. For certain leases, the Group accounts for the lease and non-lease components as a single lease component by applying the practical expedient not to separate non-lease components.

The Group recognizes a right-of-use asset and lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located less any lease incentives received.

The right-of-use asset is subsequently depreciated using the straight-line method from the commencement date to the end of the lease term, unless the lease transfers ownership of the underlying asset to the Group by the end of the lease term or the cost of the right-of-use asset reflects that the Group will exercise a purchase option. In that case, the right-of-use asset will be depreciated over the useful life of the underlying asset, which is determined on the same basis as those of property and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.

The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, the Group’s incremental borrowing rate. Generally, the Group uses its incremental borrowing rate as the discount rate.

The Group determines its incremental borrowing rate by obtaining interest rates from various external financing sources and makes certain adjustments to reflect the terms of the lease and type of the asset leased.

Lease payments included in the measurement of the lease liability comprise the following:

•	fixed payments, including in-substance fixed payments;

•	variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	amounts expected to be payable under a residual value guarantee; and

•

the exercise price under a purchase option that the Group is reasonably certain to exercise, lease payments in an optional renewal period if the Group is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless the Group is reasonably certain not to terminate early.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(l)	Leases, Continued

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in the Group’s estimate of the amount expected to be payable under a residual value guarantee, if the Group changes its assessment of whether it will exercise a purchase, extension or termination option or if there is a revised in-substance fixed lease payment.

When the lease liability is remeasured, the Group recognizes the amount of the remeasurement of the lease liability as an adjustment to the right-of-use asset. However, if the carrying amount of the right-of-use asset is reduced to zero and there is a further reduction in the measurement of the lease liability, the Group recognizes any remaining amount of the remeasurement in profit or loss.

The Group presents right-of-use assets that do not meet the definition of investment property in ‘property, plant and equipment’ and lease liabilities in ‘financial liabilities’ in the consolidated statement of financial position.

The Group has elected not to recognize right-of-use assets and lease liabilities for leases of low-value assets and short-term leases. The Group recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.

(ii) As a lessor

When the Group acts as a lessor, it determines at lease inception whether each lease is a finance lease or an operating lease.

To classify each lease, the Group makes an overall assessment of whether the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset. If the lease transfers substantially all of the risks and rewards incidental to ownership of the underlying asset, then the lease is a finance lease; if not, then it is an operating lease. As part of this assessment, the Group considers certain indicators such as whether the lease is for the major part of the economic life of the asset.

When the Group is an intermediate lessor, it accounts for its interests in the head lease and the sub-lease separately. It assesses the lease classification of a sub-lease with reference to the right-of-use asset arising from the head lease, not with reference to the underlying asset. If a head lease is a short-term lease to which the Group applies the exemption described above, then it classifies the sub-lease as an operating lease.

Contracts may contain both lease and non-lease components. The Group allocates the consideration in the contract to the lease and non-lease components based on their relative stand-alone prices.

At the commencement date, the Group recognizes assets held under a finance lease in its consolidated statement of financial position and present them as a receivable at an amount equal to the net investment in the lease and recognize finance income over the lease term, based on a pattern reflecting a constant periodic rate of return on the lessor’s net investment in the lease.

The Group recognizes lease payments received under operating leases as income on a straight-line basis over the lease term as part of ‘other revenue’.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(m)	Provisions

A provision is recognized as a result of a past event, if the Group has a present legal or constructive obligation that can be estimated reliably, and it is probable that an outflow of economic benefits will be required to settle the obligation.

The risks and uncertainties that inevitably surround events and circumstances are taken into account in reaching the best estimate of a provision. Where the effect of the time value of money is material, provisions are determined at the present value of the expected future cash flows. The unwinding of the discount is recognized as finance cost.

Provisions are reviewed at the end of each reporting period and adjusted to reflect the current best estimate. If it is no longer probable that an outflow of resources embodying economic benefits will be required to settle the obligation, the provision is reversed.

The Group recognizes a liability for warranty obligations based on the estimated costs expected to be incurred under its basic limited warranty. This warranty covers defective products and is normally applicable for a warranty period from the date of purchase. These liabilities are accrued when product revenues are recognized. Factors that affect the Group’s warranty liability include historical and anticipated rates of warranty claims on those repairs and cost per claim to satisfy the Group’s warranty obligation. Warranty costs primarily include raw materials and labor costs. As these factors are impacted by actual experience and future expectations, management periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary. Accrued warranty obligations are included in the current and non-current provisions.

Liabilities for loss contingencies arising from claims, assessments, litigation, fines, penalties and other sources, are recorded when it is probable that a liability has been incurred and the amount of the assessment and/or remediation can be reasonably estimated.

(n)	Non-current Assets (liabilities) Held for Sale

Non-current assets, or disposal groups comprising assets and liabilities, are classified as held-for-sale if it is highly probable that they will be recovered primarily from sale rather than through continuing use. In order to be classified as held for sale, the asset (or disposal group) is available for immediate sale in its present condition and its sale is highly probable. The assets (or disposal groups) that are classified as non-current assets (liabilities) held for sale are measured at the lower of their carrying amount and fair value less costs to sell on initial classification. The Group recognizes an impairment loss for any subsequent decrease in fair value of the asset (or disposal group) for which an impairment loss was recognized on initial classification as held-for-sale and a gain for any subsequent increase in fair value in profit or losses, up to the cumulative impairment loss previously recognized.

The Group does not depreciate a non-current asset while it is classified as held for sale or while it is part of a disposal group classified as held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(o)	Employee Benefits

(i) Short-term employee benefits

Short-term employee benefits that are due to be settled within twelve months after the end of the period in which the employees render the related service are recognized in profit or loss on an undiscounted basis. The expected cost of profit-sharing and bonus plans and others are recognized when the Group has a present legal or constructive obligation to make payments as a result of past events and a reliable estimate of the obligation can be made.

(ii) Other long-term employee benefits

The Group’s net obligation in respect of long-term employee benefits other than pension plans is the amount of future benefit that employees have earned in return for their service in the current and prior periods.

(iii) Defined contribution plan

A defined contribution plan is a post-employment benefit plan under which an entity pays fixed contributions into a separate entity and will have no legal or constructive obligation to pay further amounts. Obligations for contributions to defined contribution pension plans are recognized as an employee benefit expense in profit or loss in the period during which services are rendered by employees.

(iv) Defined benefit plan

A defined benefit plan is a post-employment benefit plan other than defined contribution plans. The Group’s net obligation in respect of its defined benefit plan is calculated by estimating the amount of future benefit that employees have earned in return for their service in the current and prior periods; that benefit is discounted to determine its present value. The fair value of any plan assets is deducted.

The calculation is performed annually by an independent actuary using the projected unit credit method. The discount rate is the yield at the reporting date on high quality corporate bonds that have maturity dates approximating the terms of the Group’s obligations and that are denominated in the same currency in which the benefits are expected to be paid. The Group recognizes remeasurement gains and losses arising from experience adjustments and changes in actuarial assumptions related to the defined benefit plans in other comprehensive income and transfers immediately to retained earnings.

The Group determines the net interest expense (income) on the net defined benefit liability (asset) for the period by applying the discount rate used to measure the defined benefit obligation at the beginning of the annual period to the then-net defined benefit liability (asset), taking into account any changes in the net defined benefit liability (asset) during the period as a result of contributions and benefit payments. Consequently, the net interest on the net defined benefit liability (asset) now comprises: interest cost on the defined benefit obligation, interest income on plan assets, and interest on the effect on the asset ceiling.

When the benefits of a plan are changed or when a plan is curtailed, the resulting change in benefit that relates to past service or the gain or loss on curtailment is recognized immediately in profit or loss. The Group recognizes gains and losses on the settlement of a defined benefit plan when the settlement occurs.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(o)	Employee Benefits, Continued

(v) Termination benefits

The Group recognizes expense for termination benefits at the earlier of the date when the entity can no longer withdraw the offer of those benefits and when the entity recognizes costs for a restructuring involving the payment of termination benefits. If the termination benefits are not expected to be settled wholly before twelve months after the end of the annual reporting period, the Group measures the termination benefit with present value of future cash payments.

(p)	Revenue from contracts with customers

Revenue from the sale of goods in the course of ordinary activities is measured at the fair value of the consideration received or receivable, net of estimated returns, trade discounts, volume rebates and other cash incentives paid to customers.

The Group recognizes revenue according to the five stage revenue recognition model (① Identifying the contract→② Identifying performance obligations →③ Determining transaction price→④ Allocating the transaction price to performance obligations →⑤ Recognizing revenue for performance obligations).

The Group generates revenue primarily from sale of display panels. Product revenue is recognized when a customer obtains control over the Group’s products, which typically occurs upon shipment or delivery depending on the terms of the contracts with the customer.

The Group includes return option in the sales contract of display panels with its customers and the consideration receivable from the customer is subject to change due to returns. The Group estimates an amount of variable consideration by using the expected value method with which the Group expects to better predict the amount of consideration. The Group includes in the transaction price an amount of variable consideration estimated only to the extent that it is highly probable that a significant reversal in the amount of cumulative revenue recognized will not occur during the return period when the uncertainty associated with the variable consideration is subsequently resolved. The Group recognizes a refund liability and an asset for its right to recover products from customers if the Group receives consideration from a customer and expects to refund some or all of that consideration to the customer. Sales taxes or value-added taxes collected from customers and remitted to governmental authorities are accounted for on a net basis and are excluded from revenues in the consolidated statement of comprehensive income (loss).

(q)	Operating Segments

An operating segment is a component of the Group that: 1) engages in business activities from which it may earn revenues and incur expenses, including revenues and expenses that relate to transactions with other components of the group, 2) whose operating results are reviewed regularly by the Group’s chief operating decision maker (“CODM”) in order to allocate resources and assess its performance, and 3) for which discrete financial information is available. Management has determined that the CODM of the Group is the Board of Directors. The CODM does not receive and therefore does not review discrete financial information for any component of the Group. Consequently, no operating segment information is included in these consolidated financial statements. Entity wide disclosures of geographic and product revenue information are provided in Note 18 to these consolidated financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(r)	Finance Income and Finance Costs

Finance income comprises interest income on funds invested (including debt instruments measured at FVOCI), dividend income, gains on disposal of debt instruments measured at FVOCI and changes in fair value of financial instruments at FVTPL. Interest income is recognized as it accrues in profit or loss, using the effective interest method. Dividend income is recognized in profit or loss on the date that the Group’s right to receive payment is established.

Finance costs comprise interest expense on borrowings, unwinding of the discount on provisions, gain and losses from financial instruments measured at FVTPL and impairment losses recognized on financial assets. Borrowing costs directly attributable to the acquisition, construction or production of a qualifying asset are capitalized as part of the cost of that asset.

(s)	Income Tax

Income tax expense comprises current and deferred tax. Current tax and deferred tax are recognized in profit or loss except to the extent that it relates to a business combination, or items recognized directly in equity or in other comprehensive income.

(i) Current tax

Current tax comprises the expected tax payable or receivable on the taxable profit or loss for the year, using tax rates enacted or substantively enacted at the reporting date and any adjustment to tax payable in respect of previous years. The amount of current tax payable or receivable is the best estimate of the tax amount expected to be paid or received that reflects uncertainty related to income taxes, if any. The taxable profit is different from the accounting profit for the period since the taxable profit is calculated excluding the temporary differences, which will be taxable or deductible in determining taxable profit (tax loss) of future periods, and non-taxable or non-deductible items from the accounting profit.

(ii) Deferred tax

Deferred tax is recognized, using the asset and liability method, in respect of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for taxation purposes. Deferred tax assets and liabilities are measured at the tax rates that are expected to apply to the period when the asset is realized or the liability is settled, based on tax rates and tax laws that have been enacted or substantively enacted by the end of the reporting period. The measurement of deferred tax liabilities and deferred tax assets reflects the tax consequences that would follow from the manner in which the Group expects, at the end of the reporting period, to recover or settle the carrying amount of its assets and liabilities.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(s)	Income Tax, Continued

The Group recognizes a deferred tax liability for all taxable temporary differences associated with investments in subsidiaries, associates, and interests in joint ventures, except to the extent that the Group is able to control the timing of the reversal of the temporary differences and it is probable that the temporary differences will not reverse in the foreseeable future. A deferred tax asset is recognized for all deductible temporary differences to the extent that it is probable that the differences relating to investments in subsidiaries, associates and joint ventures will reverse in the foreseeable future and taxable profit will be available against which the temporary difference can be utilized.

The Group reviews the carrying amount of deferred tax assets at the end of each reporting period, considering the likelihood of generating taxable income against which temporary differences, unused tax loss carryforwards, and tax credit carryforwards can be utilized. The potential taxable income is estimated based on business plans approved by management, historical experience of taxable income estimates, and tax policies including the transfer pricing of the consolidated entity. Additionally, future taxable income includes the anticipated permanent differences, considering the realization effect of temporary differences consistent with the business plan and the dividend policy of the consolidated entity. The Group recognizes deferred tax assets to the extent that it is probable that sufficient taxable income will be generated in the future, or there are sufficient taxable temporary differences available to utilize unused tax losses, etc.

The Group offsets deferred tax assets and deferred tax liabilities if, and only if the Group has a legally enforceable right to set off current tax assets against current tax liabilities and the deferred tax assets and the deferred tax liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities which intend either to settle current tax liabilities and assets on a net basis, or to realize the assets and settle the liabilities simultaneously.

(t)	Earnings Per Share

The Controlling Company presents basic and diluted earnings per share (“EPS”) data for its common shares. Basic EPS is calculated by dividing the profit or loss attributable to common shareholders of the Controlling Company by the weighted average number of common shares outstanding during the period. Diluted EPS is determined by adjusting the profit or loss attributable to common shareholders and the weighted average number of common shares outstanding, adjusted for the effects of all dilutive potential common shares such as convertible bonds and others.

(u)	Accounting standards and Interpretation issued and adopted by the Group

The Group has applied the following standards and amendments for the first time for their annual reporting period commencing January 1, 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(u)	Accounting standards and Interpretation issued and adopted by the Group, Continued

(i)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Classification of Liabilities as Current or Non-current, and Non-current Liabilities with Covenants

The amendments clarify that liabilities are classified as either current or non-current, depending on the substantive rights that exist at the end of the reporting period. Classification is unaffected by the likelihood that an entity will exercise right to defer settlement of the liability or the expectations of management. Also, the settlement of liability includes the transfer of the entity’s own equity instruments, however, it would be excluded if an option to settle them by the entity’s own equity instruments if compound financial instruments is met the definition of equity instruments and recognized separately from the liability. In addition, covenants that an entity is required to comply with after the end of the reporting period would not affect classification of a liability as current or non-current at the reporting date. When an entity classifies a liability that is subject to the covenants which an entity is required to comply with within twelve months of the reporting date as non-current at the end of the reporting period, the entity shall disclose information in the notes to understand the risk that non-current liabilities with covenants could become repayable within twelve months after the reporting period. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1007 Statement of Cash Flows, Korean IFRS 1107 Financial Instruments: Disclosures – Supplier finance arrangements

When applying supplier finance arrangements, an entity shall disclose information about its supplier finance arrangements that enables users of financial statements to assess the effects of those arrangements on the entity’s liabilities and cash flows and on the entity’s exposure to liquidity risk. (See Note 26)

(iii)	Amendments to Korean IFRS 1116 Leases – Lease Liability in a Sale and Leaseback

When subsequently measuring lease liabilities arising from a sale and leaseback, a seller-lessee shall determine lease payments or revised lease payments in a way that the seller-lessee would not recognize any amount of the gain or loss that relates to the right of use retained by the seller-lessee. The amendments do not have a significant impact on the financial statements.

(iv)	Amendments to Korean IFRS 1001 Presentation of Financial Statements – Disclosure of Cryptographic Assets

The amendments require an additional disclosure if an entity holds cryptographic assets, or holds cryptographic assets on behalf of the customer, or issues cryptographic assets. The amendments do not have a significant impact on the financial statements.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

3.	Material Accounting Policies, Continued

(v)	New standards and interpretations not yet adopted by the Group

The following new accounting standards and interpretations have been published that are not mandatory for December 31, 2024 reporting periods and have not been early adopted by the Group.

(i)

Amendments to Korean IFRS 1021 Effect of Exchange Rate Fluctuations, Amendments to Korean IFRS 1101 First Adoption of International Generally Accepted Accounting Principles Adopted by Korea – Lack of exchangeability

The amendment requires the entity to disclose the relevant information when an entity estimates a spot exchange rate because the exchangeability between two currencies is lacking. The amendments will take effect in fiscal years beginning on or after January 1, 2025, and will allow for early application. The amendments do not have a significant impact on the financial statements.

(ii)	Amendments to Korean IFRS 1109 Financial Instruments, Amendments to Korean IFRS 1107 Financial Instruments: Disclosure

Korean IFRS 1109 Financial Instruments and Korean IFRS 1107 Financial Instruments: Disclosures have been amended to respond to recent questions arising in practice, and to include new requirements. The amendments should be applied for annual periods beginning on or after January 1, 2026, and earlier application is permitted.

•	Clarify the date of recognition and derecognition of some financial assets and liabilities, with a new exception for some financial liabilities settled through an electronic cash transfer system

•	Clarify and add further guidance for assessing whether a financial asset meets the solely payments of principal and interest (SPPI) criterion

•

Add new disclosures of impact on the entity and the extent to which the entity is exposed for each type of financial instruments if the timing or amount of contractual cash flow changes due to amendment of contract term

•	Update the disclosures for equity instruments designated at fair value through other comprehensive income (FVOCI)

(iii)	Annual Improvement to Korean IFRS – Volume 11

Annual Improvement to Korean IFRS – Volume 11 shall be effective for fiscal years beginning on or after January 1, 2026, and early application is effective. The amendments are not expected to have a significant impact on the financial statements.

•	Korean IFRS 1101 First-time Adoption of International Financial Reporting Standards: Hedge accounting by a first-time adopter

•	Korean IFRS 1107 Financial Instruments: Disclosures: Gain or loss on derecognition and implementation guidance

•	Korean IFRS 1109 Financial Instruments: Derecognition of lease liabilities and definition of transaction price

•	Korean IFRS 1110 Consolidated Financial Statements: Determination of a ‘de facto agent’

•	Korean IFRS 1007 Statement of Cash Flows: Cost method

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

4.	Cash and Cash Equivalents and Deposits in Banks

Details of Cash and cash equivalents and deposits in banks as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Current assets
Cash and cash equivalents
Cash	~~W~~	—	3
Deposits (*1)		2,021,640	2,257,519

Total	~~W~~	2,021,640	2,257,522

Deposits in banks
Time deposits (*2)	~~W~~	600	905,971
Non-current assets
Deposits in banks
Deposit for checking account	~~W~~	11	11

(*1)	As of December 31, 2024, deposits of ~~W~~158,415 million are classified as assets held for sale.

(*2)

As of December 31, 2023, it includes funds deposited under agreements on mutually beneficial cooperation to aid LG Group companies’ suppliers, restricted deposits pledged to guarantee the Parent Company and subsidiaries’ borrowings and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable

(a)	Details of trade accounts and notes receivable and other accounts receivable as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Trade accounts and notes receivable	~~W~~	3,624,477	3,218,093

Other accounts receivable
Non-trade receivables, net	~~W~~	227,477	112,739
Accrued income, net		22,552	14,246

Subtotal		250,029	126,985

Total		3,874,506	3,345,078

(b)	The aging of trade accounts and notes receivable, and other accounts receivable as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,609,870	207,928	(1,369)	(464)
1-15 days past due		15,951	37,722	(14)	(2)
16-30 days past due		4	1,915	—	(1)
31-60 days past due		35	350	—	(3)
More than 60 days past due		—	2,592	—	(8)

Total	~~W~~	3,625,860	250,507	(1,383)	(478)

(In millions of won)	December 31, 2023
	Original amount			Allowance for doubtful account
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Not past due	~~W~~	3,212,514	123,919	(932)	(191)
1-15 days past due		3,077	1,357	(1)	—
16-30 days past due		3,435	156	—	(2)
31-60 days past due		—	168	—	(2)
More than 60 days past due		—	1,592	—	(12)

Total	~~W~~	3,219,026	127,192	(933)	(207)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

5.	Trade Accounts and Notes Receivable, and Other Accounts Receivable, Continued

The movement in the allowance for doubtful account in respect of trade accounts and notes receivable and other accounts receivable for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024			2023
	Trade accounts and notes receivable		Other accounts receivable	Trade accounts and notes receivable	Other accounts receivable
Beginning balance	~~W~~	933	207	875	1,778
(Reversal of) bad debt expense		450	271	58	(239)
Write-off		—	—	—	(1,332)

Ending balance	~~W~~	1,383	478	933	207

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

6.	Other Financial Assets

Details of other financial assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Current assets
Financial assets at fair value through profit or loss
Derivatives (*1)	~~W~~	186,676	136,762

Fair value hedging derivatives
Derivatives (*2)	~~W~~	99,116	—

Financial assets at amortized cost
Deposits	~~W~~	10,429	1,356
Short-term loans		26,098	26,375

Subtotal	~~W~~	36,527	27,731

Other financial assets
Lease receivables	~~W~~	6,302	4,130

Total	~~W~~	328,621	168,623

Non-current assets
Financial assets at fair value through profit or loss
Equity securities	~~W~~	120,501	87,027
Convertible securities		1,470	3,127
Derivatives (*1)		69,575	32,941

Subtotal	~~W~~	191,546	123,095

Fair value hedging derivatives
Derivatives (*2)	~~W~~	19,982	—

Financial assets at amortized cost
Deposits	~~W~~	6,318	17,022
Long-term loans		11,045	33,509

Subtotal	~~W~~	17,363	50,531

Other financial assets
Lease receivables	~~W~~	3,761	—

Total	~~W~~	232,652	173,626

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

7.	Inventories

Details of inventories as of December 31, 2024 and 2023 are as follows:

(i) As of December 31, 2024

(In millions of won)	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	995,999	(51,305)	944,694
Work-in-process		1,184,516	(82,655)	1,101,861
Raw materials		477,929	(17,648)	460,281
Supplies		184,869	(20,463)	164,406

Total	~~W~~	2,843,313	(172,071)	2,671,242

(ii) As of December 31, 2023

(In millions of won)	Cost		Valuation allowance	Carrying amount
Finished goods	~~W~~	811,580	(60,805)	750,775
Work-in-process		1,222,991	(77,385)	1,145,606
Raw materials		485,876	(28,520)	457,356
Supplies		199,908	(25,917)	173,991

Total	~~W~~	2,720,355	(192,627)	2,527,728

For the years ended December 31, 2024 and 2023, the amount of inventories recognized as expense and reversal of loss on valuation of inventories are as follows:

(In millions of won)	2024		2023
Cost of sales	~~W~~	24,039,928	20,985,643
Inventories recognized as expense		24,057,293	21,039,266
Reversal of loss on valuation of inventories		(17,365)	(53,623)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

8.	Investments in Equity Accounted Investees

(a)	Details of investments in associates as of December 31, 2024 and 2023, are as follows:

(In millions of won)
Associates	Location	Closing	Date of incorporation	Business	December 31, 2024			December 31, 2023
					Percentage of ownership	Carrying amount		Percentage of ownership	Carrying amount
Paju Electric Glass Co., Ltd.	Paju, South Korea	December	January 2005	Production of glass for display	40%	~~W~~	29,479	40%	~~W~~	24,200
WooRee E&L Co., Ltd. (*1)	Ansan, South Korea	December	June 2008	Production of LED back light unit packages	—		—	13%		7,106
YAS Co., Ltd. (*1)	Paju, South Korea	December	April 2002	Development and production of deposition equipment for OLEDs	—		—	16%		28,564
AVATEC Co., Ltd. (*1)	Daegu, South Korea	December	August 2000	Processing and sales of glass for display	—		—	14%		20,871
Arctic Sentinel, Inc.	Los Angeles, U.S.A.	March	June 2008	Development and production of tablet for kids	10%		—	10%		—
Cynora GmbH	Bruchsal, Germany	December	March 2003	Development of organic light emitting materials for displays and lighting devices	10%		—	10%		—
Material Science Co., Ltd.(*2)	Seoul, South Korea	December	January 2014	Development, production, and sales of materials for display	14%		3,698	16%		3,588

Total						~~W~~	33,177		~~W~~	84,329

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

8.	Investments in Equity Accounted Investees, Continued

(*1)	For the year ended December 31, 2024, due to loss of significant influence, it has been reclassified from Investments in associates to financial assets at fair value through profit or loss.

(*2)	For the year ended December 31, 2024, due to the investee’s disposal of treasury shares, the Parent Company’s percentage of ownership decreased from 16% to 14%.

Although the Parent Company’s respective share interests in Arctic Sentinel, Inc., Cynora GmbH and Material Science Co., Ltd. are below 20%, the Parent Company is able to exercise significant influence through its right to appoint one or more directors to the board of directors of each investee. Accordingly, the investments in these investees have been accounted for using the equity method.

Dividend income recognized from associates for the year ended December 31, 2024 amounted to ~~W~~200 million (dividend income recognized from associates for the year ended December 31, 2023 : ~~W~~15,200 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

8.	Investments in Equity Accounted Investees, Continued

(b)	Summary of financial information as of and for the years ended December 31, 2024 and 2023 of the significant associate is as follows:

Paju Electric Glass Co., Ltd.

(In millions of won)	December 31, 2024		December 31, 2023
Total assets	~~W~~	123,520	109,992
Current assets		110,055	94,705
Non-current assets		13,465	15,287
Total liabilities		48,088	47,875
Current liabilities		47,418	47,459
Non-current liabilities		670	416
Revenue		277,093	184,880
Profit (loss) for the year		10,015	(2,655)
Other comprehensive income (loss)		3,301	(4,894)
Total comprehensive loss		13,316	(7,549)

(c)	Reconciliation from financial information of the significant associate to its carrying amount in the consolidated financial statements as of December 31, 2024 and 2023 is as follows:

(i)	As of December 31, 2024

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	75,432	40%	30,173	(694)	29,479

(ii)	As of December 31, 2023

(In millions of won)
Company	Net asset		Ownership interest	Net asset (applying ownership interest)	Intra-group transaction	Carrying amount
Paju Electric Glass Co., Ltd.	~~W~~	62,117	40%	24,847	(647)	24,200

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

8.	Investments in Equity Accounted Investees, Continued

(d)	Carrying amount of other associates, in aggregate, as of December 31, 2024 and 2023 is as follows:

(i)	As of December 31, 2024

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	3,698	1,455	1,912	3,367

(ii)	As of December 31, 2023

(In millions of won)
	Book value		Net profit (loss) of associates (applying ownership interest)
			Profit (loss) for the year	Other comprehensive income (loss)	Total comprehensive income (loss)
Other associates	~~W~~	60,129	(1,634)	(722)	(2,356)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

8.	Investments in Equity Accounted Investees, Continued

(e)	Changes in investments in associates accounted for using the equity method for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
		2024
Company		January 1		Disposals and others	Dividends received	Equity income on investments	Other comprehensive income	Other gain	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	24,200	—	—	3,957	1,322	—	29,479
	Others		60,129	(60,581)	(200)	1,455	1,912	983	3,698

Total		~~W~~	84,329	(60,581)	(200)	5,412	3,234	983	33,177

(In millions of won)
		2023
Company		January 1		Dividends received	Equity loss on investments	Other comprehensive loss	Other loss	December 31
Associates	Paju Electric Glass Co., Ltd.	~~W~~	42,784	(15,200)	(1,427)	(1,957)	—	24,200
	Others		66,335	—	(1,634)	(722)	(3,850)	60,129

Total		~~W~~	109,119	(15,200)	(3,061)	(2,679)	(3,850)	84,329

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

9.	Property, Plant and Equipment

(a)	Changes in property, plant and equipment for the years ended December 31, 2024 and 2023 are as follows:

(i)	2024

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2024	~~W~~	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884
Accumulated depreciation as of January 1, 2024		—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)
Accumulated impairment loss as of January 1, 2024		—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)

Book value as of January 1, 2024	~~W~~	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332

Additions		—	—	—	—	1,499,468	33,865	—	1,533,333
Depreciation (*3)		—	(444,982)	(3,424,197)	(80,195)	—	(68,445)	(305,354)	(4,323,173)
Disposals		(47,344)	(28,598)	(132,473)	(178)	—	—	(52,377)	(260,970)
Impairment loss (*4)		—	(28)	(58,660)	(1,275)	(27,000)	—	(7,249)	(94,212)
Others (*5)		873	948,851	4,186,807	42,191	(5,565,372)	—	385,812	(838)
Government grants received		—	—	(2,307)	—	—	—	—	(2,307)
Effect of movements in exchange rates		—	265,665	350,074	7,520	106,339	23,058	9,741	762,397
Classified as held for sale	~~W~~	—	(545,867)	(24,526)	(4,050)	(9,778)	(18,791)	(8,677)	(611,689)

Book value as of December 31, 2024	~~W~~	426,342	5,225,232	7,676,401	117,151	3,289,718	88,933	379,096	17,202,873

Acquisition cost as of December 31, 2024	~~W~~	426,342	10,529,816	53,029,839	925,048	3,581,525	225,250	1,570,421	70,288,241

Accumulated depreciation as of December 31, 2024	~~W~~	—	(4,813,622)	(43,403,177)	(793,522)	—	(129,395)	(1,161,523)	(50,301,239)

Accumulated impairment loss as of December 31, 2024		—	(490,962)	(1,950,261)	(14,375)	(291,807)	(6,922)	(29,802)	(2,784,129)

(*1)	As of December 31, 2024, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.
(*4)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.
(*5)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

9.	Property, Plant and Equipment, Continued

(ii)	2023

(In millions of won)
	Land		Buildings and structures	Machinery and equipment	Furniture and fixtures	Construction- in-progress (*1)	Right-of-use asset	Others (*2)	Total
Acquisition cost as of January 1, 2023	~~W~~	476,045	8,699,292	50,722,745	902,477	10,145,865	271,761	1,299,892	72,518,077
Accumulated depreciation as of January 1, 2023		—	(4,348,201)	(42,744,139)	(719,862)	—	(151,550)	(962,598)	(48,926,350)
Accumulated impairment loss as of January 1, 2023		—	(447,145)	(1,794,407)	(13,397)	(356,155)	(7,553)	(26,137)	(2,644,794)

Book value as of January 1, 2023	~~W~~	476,045	3,903,946	6,184,199	169,218	9,789,710	112,658	311,157	20,946,933

Additions		—	—	—	—	3,392,876	74,611	—	3,467,487
Depreciation (*3)		—	(376,264)	(2,837,242)	(75,727)	—	(68,349)	(279,200)	(3,636,782)
Disposals		(330)	(758)	(506,420)	(1,896)	—	—	(43,368)	(552,772)
Impairment loss(*4)		—	8	(53,513)	(6)	—	—	(6,554)	(60,065)
Others (*5)		(2,902)	1,494,070	3,963,010	60,585	(5,900,151)	—	374,182	(11,206)
Government grants received		—	—	(7,417)	—	—	—	—	(7,417)
Effect of movements in exchange rates		—	9,189	39,066	964	3,626	326	983	54,154

Book value as of December 31, 2023	~~W~~	472,813	5,030,191	6,781,683	153,138	7,286,061	119,246	357,200	20,200,332

Acquisition cost as of December 31, 2023	~~W~~	472,813	10,192,281	52,107,890	942,376	7,571,687	245,149	1,448,688	72,980,884

Accumulated depreciation as of December 31, 2023	~~W~~	—	(4,715,087)	(43,466,025)	(775,953)	—	(119,804)	(1,062,377)	(50,139,246)

Accumulated impairment loss as of December 31, 2023	~~W~~	—	(447,003)	(1,860,182)	(13,285)	(285,626)	(6,099)	(29,111)	(2,641,306)

(*1)	As of December 31, 2023, construction-in-progress mainly relates to construction of manufacturing facilities.
(*2)	Others mainly consist of tools and equipment.
(*3)	The Group has classified the depreciation as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses. It includes capitalized development costs.
(*4)	Impairment losses are recognized for the difference between the carrying amount and the recoverable amount of property, plant and equipment.
(*5)	Others mainly represent the reclassification of construction-in-progress to other property, plant and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

9.	Property, Plant and Equipment, Continued

(b)	Capitalized borrowing costs and capitalization rate for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Capitalized borrowing costs	~~W~~	41,826	258,168
Capitalization rate		5.64%	5.18%

(c)

The Group provides a portion of property, plant and equipment as an operating lease. For the year ended December 31, 2024, rental income from property, plant and equipment is ~~W~~1,755 million (2023: ~~W~~2,271 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets

(a)	Changes in intangible assets for the years ended December 31, 2024 and 2023 are as follows:

(i)	2024

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction-in- progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2024	~~W~~	2,189,071	1,403,157	23,463	2,295,468	33,036	12,763	109,115	6,066,073
Accumulated amortization as of January 1, 2024		(1,299,655)	(1,160,702)	—	(1,509,575)	—	(11,574)	—	(3,981,506)
Accumulated impairment loss as of January 1, 2024		(60,637)	(19,001)	(1,541)	(144,432)	—	(43)	(84,958)	(310,612)

Book value as of January 1, 2024	~~W~~	828,779	223,454	21,922	641,461	33,036	1,146	24,157	1,773,955
Additions - internally generated		—	—	—	548,224	—	—	—	548,224
Additions - external purchases		49,818	—	—	—	110,616	—	—	160,434
Amortization (*1)		(188,058)	(122,539)	—	(546,377)	—	(164)	—	(857,138)
Disposals		—	(187)	(6,433)	—	—	—	—	(6,620)
Impairment loss (*2)		(1,931)	(4,517)	—	(66,028)	—	—	—	(72,476)
Others (*3)		—	128,986	—	—	(128,148)	—	—	838
Effect of movements in exchange rates		1,224	5,568	73	—	24	—	5,076	11,965
Classified as held for sale		—	(775)	—	—	—	—	—	(775)

Book value as of December 31, 2024	~~W~~	689,832	229,990	15,562	577,280	15,528	982	29,233	1,558,407

Acquisition cost as of December 31, 2024	~~W~~	2,275,735	1,482,559	15,562	2,357,041	15,528	12,763	114,191	6,273,379

Accumulated amortization as of December 31, 2024	~~W~~	(1,525,276)	(1,228,377)	—	(1,715,408)	—	(11,738)	—	(4,480,799)

Accumulated impairment loss as of December 31, 2024	~~W~~	(60,627)	(24,192)	—	(64,353)	—	(43)	(84,958)	(234,173)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	The Group recognized an impairment loss amounting to ~~W~~66,028 million for development projects which are not likely to generate probable future economic benefits.
(*3)	Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

(ii)	2023

(In millions of won)	Intellectual property rights		Software	Memberships	Development costs	Construction-in- progress	Technology	Goodwill	Total
Acquisition cost as of January 1, 2023	~~W~~	2,074,083	1,340,637	27,170	2,016,477	28,169	12,763	108,519	5,607,818
Accumulated amortization as of January 1, 2023		(1,115,014)	(1,108,459)	—	(1,358,446)	—	(11,411)	—	(3,593,330)
Accumulated impairment loss as of January 1, 2023		(61,413)	(20,605)	(1,700)	(92,812)	—	(43)	(84,958)	(261,531)

Book value as of January 1, 2023	~~W~~	897,656	211,573	25,470	565,219	28,169	1,309	23,561	1,752,957
Additions – internally generated		—	—	—	493,608	—	—	—	493,608
Additions – external purchases		118,344	—	—	—	117,443	—	—	235,787
Amortization (*1)		(187,819)	(105,285)	—	(363,162)	—	(163)	—	(656,429)
Disposals		(202)	(396)	(3,796)	—	—	—	—	(4,394)
Impairment loss (*2)		(1,633)	(425)	242	(52,775)	—	—	—	(54,591)
Others (*3)		—	115,275	—	(1,429)	(112,568)	—	—	1,278
Effect of movements in exchange rates		2,433	2,712	6	—	(8)	—	596	5,739

Book value as of December 31, 2023	~~W~~	828,779	223,454	21,922	641,461	33,036	1,146	24,157	1,773,955

Acquisition cost as of December 31, 2023	~~W~~	2,189,071	1,403,157	23,463	2,295,468	33,036	12,763	109,115	6,066,073

Accumulated amortization as of December 31, 2023	~~W~~	(1,299,655)	(1,160,702)	—	(1,509,575)	—	(11,574)	—	(3,981,506)

Accumulated impairment loss as of December 31, 2023	~~W~~	(60,637)	(19,001)	(1,541)	(144,432)	—	(43)	(84,958)	(310,612)

(*1)	The Group has classified the amortization as manufacturing overhead costs, selling expenses, administrative expenses and research and development expenses.
(*2)	The Group recognized an impairment loss amounting to ~~W~~52,775 million for development projects which are not likely to generate probable future economic benefits.
(*3)	Others mainly represent the reclassification of construction-in-progress to intangible assets.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

(b)	The book value and remaining amortization period of development costs and intellectual property rights as of December 31, 2024 and 2023 are as follows:

Development costs

(i)	As of December 31, 2024

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period(*)
Development completed	TV	~~W~~	49,705	0.8
	IT		49,615	0.7
	Mobile and others		255,128	2.7

	Subtotal	~~W~~	354,448

Development in process	TV	~~W~~	14,802	—
	IT		37,737	—
	Mobile and others		170,293	—

	Subtotal	~~W~~	222,832

	Total	~~W~~	577,280

(*)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

(ii)	As of December 31, 2023

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period(*)
Development completed	TV	~~W~~	43,956	0.8
	IT		63,049	0.6
	Mobile and others		190,487	3.0

	Subtotal	~~W~~	297,492

Development in process	TV	~~W~~	46,368	—
	IT		175,023	—
	Mobile and others		122,578	—

	Subtotal	~~W~~	343,969

	Total	~~W~~	641,461

(*)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each product has a different remaining amortization period.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

Intellectual property rights

(i) As of December 31, 2024

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	237,364	7.0
	Licenses agreement (*2)		449,617	5.1

	Subtotal	~~W~~	686,981

Other			2,851	3.7

	Total	~~W~~	689,832

(*1)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

(ii)	As of December 31, 2023

(In millions of won and in years)
Classification	Category	Book Value		Remaining amortization period (*1)
Patent	Direct additions	~~W~~	214,634	7.1
	Licenses agreement (*2)		611,801	5.5

	Subtotal	~~W~~	826,435

Other			2,344	3.6

	Total	~~W~~	828,779

(*1)	Weighted average of the remaining useful life based on the book value at the end of the reporting period as each patent has a different remaining amortization period.
(*2)	The Group’s rights under contracts with the patent company.

(c)	The total amount of research and development expenditure recognized as an expense for the year ended December 31, 2024 is ~~W~~1,447,706 million (2023: ~~W~~1,379,653 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

(d)	Details of impairment assessment on CGU

As of December 31, 2024, the Group’s cash-generating units consist of Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. As of December 31, 2024, the Group performed impairment assessment for Display CGU, Display (Large OLED) CGU and Display (AD PO) CGU. All the goodwill balance as of December 31, 2024 is allocated to the Display CGU.

The recoverable amount of CGU is determined based on its value in use. Value in use is calculated using the estimated cash flow based on 5-year business plan approved by management. The estimated revenue and operating expenditures of the Group’s products used in the forecast was determined considering external sources and the Group’s historical experience. Management estimated the future cash flows based on its past performance and forecasts on market growth. The key assumptions used in the estimation of value in use for Display CGU include revenue and operating expenditures for the forecast period and discount rate. Terminal growth rate and the discount rate used in the estimation of value in use are as follows.

Classification	Pre-tax discount rate(*)	Post-tax discount rate(*)	Terminal growth rate
Display CGU	9.3%	7.6%	1.0%
Display (Large OLED) CGU	9.5%	7.6%	1.0%
Display (AD PO) CGU	9.9%	7.6%	0.0%

(*)

The discount rate was calculated using the weighted average cost of equity capital and debt and the beta of equity capital was calculated as the average of seven global listed companies in the same industry and the Group. Cost of debt was calculated using the yield rate of non-guaranteed corporate bond considering the Group’s credit rating and debt ratio was determined using the average of the debt ratios of the seven global listed companies in the same industry and the Group. The Group calculates the value in use of the CGU using post-tax cash flows and a post-tax discount rate, and the result is not significantly different from the value in use calculated using pre-tax cash flows and pre-tax discount rate.

As a result of impairment assessment for Display CGU to which goodwill is allocated the recoverable amount exceeded its carrying amount by ~~W~~1,250,028 million. Management has identified that a reasonably possible change in certain key assumption could cause the carrying amount to exceed the recoverable amount. The value in use determined for this CGU is sensitive to the discount rate used in the discounted cash flow model. Specifically, the discount rate would need to increase by 0.98% (holding all the other assumptions constant) for the estimated recoverable amount to be equal to the carrying amount.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

10.	Intangible Assets, Continued

(d)	Impairment assessment on CGU, Continued

On the other hand, as a result of impairment assessment for Display (Large OLED) CGU and Display (AD PO) CGU, the recoverable amount exceeded its carrying amount by ~~W~~1,463,528 million and ~~W~~2,734,516 million, respectively.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

11.	Investment Property

(a)	Changes in investment properties for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Beginning balance	~~W~~	32,995	28,269
Transfer from property, plant and equipment		—	9,928
Depreciation		(5,084)	(4,962)
Others		—	(240)

Ending balance	~~W~~	27,911	32,995

(b)	For the year ended December 31, 2024, rental income from investment property is ~~W~~8,891 million (2023: ~~W~~5,478 million) and rental cost is ~~W~~5,468 million (2023: ~~W~~5,429 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

12.	Financial Liabilities

(a)	Details of financial liabilities as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Current
Short-term borrowings	~~W~~	969,595	1,875,635
Current portion of long-term borrowings		4,907,390	2,934,693
Current portion of bonds		611,882	369,716
Derivatives (*1)		3,762	26,193
Fair value hedging derivatives (*2)		—	7,392
Lease liabilities		34,821	48,666

Total	~~W~~	6,527,450	5,262,295

Non-current
Long-term borrowings	~~W~~	7,535,290	10,230,658
Bonds		525,957	1,118,427
Derivatives (*1)		7,006	37,333
Fair value hedging derivatives (*2)		—	28,660
Lease liabilities		23,154	24,698

Total	~~W~~	8,091,407	11,439,776

(*1)

The derivatives, which are not designated as hedging instruments, arise from cross currency interest rate swap contracts and others for the purpose of managing currency and interest rate risks associated with foreign currency denominated borrowings and bonds.

(*2)	The derivatives, which are designated as hedging instruments, arise from forward exchange contracts for the purpose of managing currency risk associated with advances received in foreign currency.

(b)	Details of short-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Description	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
Standard Chartered Bank Korea Limited and others	Working capital and others	3.50 ~ 6.41	~~W~~	969,595	1,875,635

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

12.	Financial Liabilities, Continued

(c)	Details of Korean won denominated long-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won)
Lender	Description	Latest Maturity date	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
LG Electronics Inc.	Operating capital	March 2026	6.06	~~W~~	1,000,000	1,000,000
Korea Development Bank and others	Facility capital and others	March 2025 ~ March 2030	2.41 ~ 5.74		3,668,538	3,490,967
Less: current portion of long-term borrowings					(1,861,000)	(776,000)

Total				~~W~~	2,807,538	3,714,967

(d)	Details of foreign currency denominated long-term borrowings as of December 31, 2024 and 2023 are as follows:

(In millions of won, USD and CNY)
Lender	Description	Latest Maturity date	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
KEB Hana Bank and others	Facility capital and others	January 2025 ~ July 2029	2.13 ~ 7.06	~~W~~	7,774,142	8,674,384
Foreign currency equivalent of foreign currency borrowings					USD 2,528	USD 3,222
					CNY 20,164	CNY 24,991
Less: current portion of long-term borrowings					(3,046,390)	(2,158,693)

Total				~~W~~	4,727,752	6,515,691

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

12.	Financial Liabilities, Continued

(e)	Details of bonds issued and outstanding as of December 31, 2024 and 2023 are as follows:

(In millions of won and USD)
	Maturity	Annual interest rate as of December 31, 2024 (%)	December 31, 2024		December 31, 2023
Korean won denominated bonds at amortized cost (*1)
Publicly issued bonds	February 2025 ~ February 2027	2.79~3.66	~~W~~	655,000	1,025,000
Privately issued bonds	January 2025 ~ January 2026	7.20~7.25		337,000	337,000
Less: discount on bonds				(705)	(2,120)
Less: current portion				(611,882)	(369,716)

Subtotal			~~W~~	379,413	990,164

Foreign currency denominated bonds at amortized cost (*2)
Privately issued bonds	April 2026	6.52	~~W~~	147,000	128,940
Foreign currency equivalent of foreign currency denominated bonds				USD 100	USD 100
Less: discount on bonds				(456)	(677)

Less: foreign currency equivalent of discount on bonds of foreign currency denominated bonds				USD (0)	USD (1)

Subtotal			~~W~~	146,544	128,263

Total			~~W~~	525,957	1,118,427

(*1)	Principal of the won denominated bonds is to be repaid at maturity and interests are paid quarterly.
(*2)	Principal of the foreign currency denominated bonds is to be repaid at maturity and interests are paid quarterly.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

13.	Post-Employment Benefits

(i) Defined benefit plans

The Parent Company and certain subsidiaries’ defined benefit plans provide a lump-sum payment to an employee based on final salary rates and length of service at the time the employee leaves the Parent Company or certain subsidiaries.

The defined benefit plans expose the Group to actuarial risks, such as the risk associated with expected periods of service, interest rate risk, market (investment) risk, and others.

(a)	Details of net defined benefit liabilities (defined benefit assets) recognized as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Present value of defined benefit obligations	~~W~~	1,444,252	1,491,146
Fair value of plan assets		(1,603,911)	(1,897,025)

Total	~~W~~	(159,659)	(405,879)

Defined benefit liabilities, net	~~W~~	1,093	1,559
Defined benefit assets, net	~~W~~	(160,752)	(407,438)

(b)	Changes in the present value of the defined benefit obligations for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Defined benefit obligations at January 1	~~W~~	1,491,146	1,602,697
Current service cost		148,868	173,879
Interest cost		67,426	83,793
Remeasurements (before tax)		142,422	(65,505)
Benefit payments		(399,549)	(287,100)
Net transfers from (to) related parties		(5,975)	(16,551)
Others		(86)	(67)

Defined benefit obligations at December 31	~~W~~	1,444,252	1,491,146

Weighted average remaining maturity of defined benefit obligations as of December 31, 2024 is 9.98 years (December 31, 2023 : 12.20 years).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

13.	Post-Employment Benefits, Continued

(c)	Changes in fair value of plan assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Fair value of plan assets at January 1	~~W~~	1,897,025	2,048,687
Interest income		86,280	107,735
Remeasurements (before tax)		(11,781)	(870)
Contributions by employer directly to plan assets		1,499	2,219
Benefit payments		(369,112)	(260,528)
Net transfers from (to) related parties		—	(218)

Fair value of plan assets at December 31	~~W~~	1,603,911	1,897,025

The Group is considering the amount of recent contributions and the size of plan assets when estimating the contributions expected to be paid in the fiscal year commencing after the end of the reporting period.

(d)	Details of plan assets as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Time deposits in banks	~~W~~	1,603,911	1,897,025

As of December 31, 2024, the Group maintains the plan assets primarily with Shinhan Bank , KEB Hana Bank and others.

(e)	Details of expenses related to defined benefit plans recognized in profit or loss for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Current service cost	~~W~~	148,868	173,879
Net interest cost		(18,854)	(23,942)

Total(*)	~~W~~	130,014	149,937

(*)	The total cost related to the defined benefit plans includes capitalized amounts of ~~W~~9,885 million (2023: ~~W~~15,085 million).

Details of expenses are recognized in the consolidated statements of comprehensive income (loss) as follows:

(In millions of won)	2024		2023
Cost of sales	~~W~~	89,052	99,141
Selling expenses		6,201	7,138
Administrative expenses		14,271	16,865
Research and development expenses		10,605	11,708

Total(*)	~~W~~	120,129	134,852

(*)	The total cost recognized in the comprehensive income statement related to defined benefit plan excludes capitalized amounts of ~~W~~9,885 million (2023: ~~W~~15,085 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

13.	Post-Employment Benefits, Continued

(f)	Details of remeasurements of the net defined benefit liabilities (assets) included in other comprehensive income (loss) for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024		2023
Balance at January 1	~~W~~	47,087	(2,900)
Remeasurements
Actuarial profit or loss arising from:
Experience adjustment		(21,525)	66,461
Demographic assumptions		7,487	(85)
Financial assumptions		(128,384)	(871)
Return on plan assets		(11,781)	(870)
Group’s share of associates regarding remeasurements		(85)	170

Subtotal	~~W~~	(154,288)	64,805

Income tax	~~W~~	22,368	(14,818)

Balance at December 31	~~W~~	(84,833)	47,087

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

13.	Post-Employment Benefits, Continued

(g)	Details of principal actuarial assumptions as of December 31, 2024 and 2023 (expressed as weighted averages) are as follows:

	December 31, 2024	December 31, 2023
Expected rate of salary increase	4.0%	4.0%
Discount rate for defined benefit obligations	3.9%	4.6%

(h)	Reasonably possible changes to respective relevant actuarial assumptions would have affected the defined benefit obligations by the following amounts as of December 31, 2024:

(In millions of won)	Defined benefit obligations
	1% increase		1% decrease
Discount rate for defined benefit obligations	~~W~~	(127,037)	146,746
Expected rate of salary increase		151,241	(132,836)

(ii) Defined contribution plans

The amount recognized as an expense in relation to the defined contribution plan in 2024 is ~~W~~19,057 million (2023: ~~W~~8,534 million).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

14.	Provisions

Changes in provisions for the years ended December 31, 2024 and 2023 are as follows:

(i) 2024

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	~~W~~	1,806	173,795	5,880	181,481
Additions		5,673	113,689	117	119,479
Usage		—	(134,801)	—	(134,801)

Ending balance	~~W~~	7,479	152,683	5,997	166,159

Current	~~W~~	7,479	91,775	5,997	105,251
Non-current	~~W~~	—	60,908	—	60,908

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

(ii) 2023

(In millions of won)
	Litigation		Warranties (*)	Others	Total
Beginning balance	~~W~~	1,680	249,368	8,432	259,480
Additions (reversal)		126	101,846	(2,552)	99,420
Usage		—	(177,419)	—	(177,419)

Ending balance	~~W~~	1,806	173,795	5,880	181,481

Current	~~W~~	1,806	109,990	5,880	117,676
Non-current	~~W~~	—	63,805	—	63,805

(*)

The Group provides warranty on defective products for warranty periods after sales. The provision is calculated based on the assumption of expected number of warranty claims and costs per claim considering historical experience.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

15.	Contingent Liabilities and Commitments

(a)	Legal Proceedings

Anti-trust litigations

The Group and other LCD panel manufacturers have been sued by individual claimants on allegations of violating EU competition laws. While the Group continues its vigorous defense of this pending proceeding. As of December 31, 2024, the Group cannot predict the final outcomes of the lawsuits that have been filed.

Others

The Group is involved in various lawsuits and disputes in addition to the pending proceeding described above. The Group cannot reliably estimate the timing and amount of outflows of resources embodying economic benefits relating to the disputes.

(b)	Commitments

Factoring and securitization of accounts receivable

The Parent Company has discount agreements with Korea Development Bank and other banks for accounts receivable related to export sales transactions with its subsidiary, up to USD 1,000 million (~~W~~ 1,470,000 million). As of December 31, 2024, there is no discounted accounts receivable that have not yet matured in connection with these agreements. In relation to the above agreements, the financial institutions have the recourse for accounts receivable that are past due.

The Group has assignment agreements with Standard Chartered Bank and other banks for accounts receivable related to domestic and export sales transactions, up to ~~W~~4,483,500 million. As of December 31, 2024, the amount of the accounts receivable assigned that have not matured in connection with these agreements is ~~W~~1,314,003 million. In relation to the above agreements, the financial institutions do not have the right of recourse for accounts receivable that are past due.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

15.	Contingent Liabilities and Commitments, Continued

Loan commitment

As of December 31, 2024, the Group has entered into agreements with Hana Bank and other banks for credit lines and opening of letter of credits up to ~~W~~3,544,726 million.

Payment guarantees

The Parent Company received payment guarantees of USD 900 million (~~W~~1,323,000 million) from KB Kookmin Bank and other banks for advances received related to the long-term supply agreements.

The Group is provided with the guarantees for the borrowings amounting to USD 1,025 million (~~W~~ 1,506,750 million) by the Export-Import Bank of Korea and Korea Trade Insurance Corporation.

The Group has entered into guarantee agreements with Seoul Guarantee Insurance Co., Ltd., China Construction Bank Corporation and other banks up to ~~W~~2,021 million, CNY 913 million (~~W~~183,760 million), JPY 900 million (~~W~~8,428 million), VND 76,157 million (~~W~~4,394 million), and USD 0.2 million (~~W~~269 million) for the payment of consumption tax, import value-added tax, customs duties, and electricity charges.

Patent and License agreements

As of December 31, 2024, the Group has patent license agreements with Hitachi Display, Ltd. and others in relation to its LCD business and patent license agreements with Universal Display Corporation and others in relation to its OLED business. Also, as of December 31, 2024, the Group has a trademark license agreement with LG Corp. and other license agreements with other companies for patents, trademarks and other intellectual property rights.

Long-term Supply Agreement

As of December 31, 2024, in connection with long-term supply agreements with customers, the Parent Company recognized advances received amounting to USD 750 million (~~W~~1,102,500 million). The advances received will be used to offset against accounts receivable arising from future product sales after a certain period of time from the date of receipt. In relation to this, the Parent Company received payment guarantees of USD 900 million (~~W~~1,323,000 million) from KB Kookmin Bank and other banks (see note 15(b) payment guarantees).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

15.	Contingent Liabilities and Commitments, Continued

Collateral

Details of collateral provided by the Group are as follows:

(In millions of won and CNY)

Collateral	Carrying amount		Maximum bond amount	Secured creditor	Collateral borrowings amount
Property, plant and equipment and others	~~W~~	437,583	1,200,000	LG Electronics Inc.	1,000,000
Property, plant and equipment and others		67,974	326,400	Korea Development Bank and others	136,000
Property, plant and equipment and others (*)		237,283	780,000	Korea Development Bank and others	650,000
Property, plant and equipment and others		746,738	—	China Construction Bank Corporation and others	CNY 6,000

(*)

The carrying amount of collateral amounting to ~~W~~237,283 million includes the collateral of ~~W~~67,974 million for collateralized borrowings of ~~W~~136,000 million from Korea Development Bank and other banks.

Commitments for asset acquisition

The amount committed to acquire property, plant, equipment and intangible assets not recognized on the financial statements as of December 31, 2024 is ~~W~~465,422 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

16.	Share Capital, Share Premium and Reserves

(a)	Share capital and Share Premium

The total number of shares to be issued by the Parent Company is 500,000,000 shares, the number of shares issued is 500,000,000 shares (December 31, 2023: 357,815,700 shares), and the par value per share is ~~W~~5,000.

The Parent Company conducted a paid-in capital increase as below based on the resolution of the board of directors on December 18, 2023, and the newly issued shares were listed on the Korea Exchange (KRX) on March 26, 2024.

With the new shares of common stock, the share capital increased by ~~W~~710,921 million to ~~W~~2,500,000 million.

Classification	Description
Purpose	Funding for capital and operating expenditures and repayment of debts
Type of shares issued	Common stock
Number of shares issued	142,184,300 shares
The amount per shares	~~W~~9,090

Capital surplus as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Share premium	~~W~~	2,821,006	2,251,113
Other capital surplus		(47,419)	—

Total	~~W~~	2,773,587	2,251,113

(b)	Reserves

Reserves consist mainly of the following:

Translation reserve

The translation reserve comprises all foreign currency differences arising from the translation of the financial statements of overseas subsidiaries and others.

Other comprehensive income (loss) from associates

The other comprehensive income (loss) from associates comprises the amount related to change in equity of investments in equity accounted investees.

Other comprehensive income (loss) held for sale

The other comprehensive income (loss) held for sale comprises the translation reserve from the disposal groups held for sale.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

16.	Share Capital, Share Premium and Reserves, Continued

Reserves as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Foreign currency translation differences	~~W~~	1,025,319	548,792
Other comprehensive loss from associates		(29,496)	(32,816)
Other comprehensive income held for sale		291,363	—

Total	~~W~~	1,287,186	515,976

The movement in reserves for the years ended December 31, 2024 and 2023 are as follows:

	Foreign currency translation differences		Other comprehensive income (loss) from associates (excluding remeasurements)	Other comprehensive income (loss) held for sale	Total
January 1, 2023	~~W~~	509,620	(29,992)	—	479,628
Change in reserves		39,172	(2,824)	—	36,348

December 31, 2023	~~W~~	548,792	(32,816)	—	515,976

January 1, 2024	~~W~~	548,792	(32,816)	—	515,976
Change in reserves		476,527	3,320	291,363	771,210

December 31, 2024	~~W~~	1,025,319	(29,496)	291,363	1,287,186

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

17.	Revenue

Details of revenue for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Sales of goods	~~W~~	26,455,920	21,254,395
Royalties(*)		60,638	16,256
Others(*)		98,789	60,168

Total	~~W~~	26,615,347	21,330,819

(*)	It includes license revenue and rental income recognized over the period.

For the year ended December 31, 2024, the revenue recognized by satisfying performance obligation for the amount received from the customer in prior reporting periods is ~~W~~589,055 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

18.	Information about geographical areas and products

Details of information of geographical areas and products for the years ended December 31, 2024, and 2023 are as follows:

(a)	Revenue by geography (Customer based)

(In millions of won)
Geography	2024		2023
Domestic	~~W~~	1,007,200	633,529
Foreign
China		18,150,480	14,704,357
Asia (excluding China)		3,228,369	2,397,980
North America		2,282,754	2,079,628
Europe		1,946,544	1,515,325

Subtotal	~~W~~	25,608,147	20,697,290

Total	~~W~~	26,615,347	21,330,819

Revenue from Customer A and Customer B amount to ~~W~~14,281,844 million and ~~W~~3,767,278 million, respectively, for the year ended December 31, 2024 (the year ended December 31, 2023: ~~W~~11,119,769 million and ~~W~~ 3,371,229 million, respectively). The aggregated revenues from the Group’s top ten customers accounted for 89% of revenue for the year ended December 31, 2024 (the year ended December 31, 2023: 87%).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

18.	Information about geographical areas and products, Continued

(b)	Non-current assets by geography

(In millions of won)
	December 31, 2024				December 31, 2023
Geography	Property, plant and equipment		Intangible assets	Investment Property	Property, plant and equipment	Intangible assets	Investment Property
Domestic	~~W~~	11,913,201	1,485,876	27,911	13,583,136	1,683,116	32,995
Foreign
China		2,099,653	16,792	—	3,358,395	32,009	—
Vietnam		3,181,152	41,574	—	3,244,729	31,472	—
Others		8,867	14,165	—	14,072	27,358	—

Subtotal	~~W~~	5,289,672	72,531	—	6,617,196	90,839	—

Total	~~W~~	17,202,873	1,558,407	27,911	20,200,332	1,773,955	32,995

(c)	Revenue by type of products and services

(In millions of won)
	2024		2023
TV	~~W~~	5,972,637	4,331,474
IT		9,419,615	7,853,034
Mobile and others(*)		8,942,349	7,146,998
AUTO		2,280,746	1,999,313

Total(*)	~~W~~	26,615,347	21,330,819

(*)	This includes royalties and other revenue.

For the year ended December 31, 2024, the revenue from OLED products comprised 55% (for the year ended December 31, 2023 : 48%) of the total revenue.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

19.	The Nature of Expenses

The classification of expenses by nature for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Changes in inventories	~~W~~	(143,513)	345,190
Purchases of raw materials		12,973,989	10,810,985
Depreciation and amortization		5,125,637	4,213,742
Outsourcing		1,159,520	922,565
Labor		3,714,001	3,439,608
Supplies and others		987,265	938,568
Utility		1,397,669	1,193,025
Fees and commissions		740,863	704,763
Shipping		172,081	124,770
Advertising		67,092	76,404
Warranty		113,689	101,846
Travel		53,244	66,201
Taxes and dues		135,982	129,784
Others		678,424	773,532

Total(*)	~~W~~	27,175,943	23,840,983

(*)	Total expenses consist of cost of sales, selling, administrative, research and development expenses.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

20.	Selling and Administrative Expenses

Details of selling and administrative expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Salaries	~~W~~	579,784	372,966
Expenses related to defined benefit plans		22,596	24,822
Other employee benefits		84,007	86,692
Shipping		119,325	91,960
Fees and commissions		246,020	253,495
Depreciation and amortization		266,159	264,982
Taxes and dues		63,382	65,528
Advertising		67,092	76,404
Warranty		113,689	101,846
Insurance		14,216	13,610
Travel		13,122	18,421
Training		9,306	9,775
Others		89,611	95,186

Total	~~W~~	1,688,309	1,475,687

21.	Other Non-operating Income and Other Non-operating Expenses

(a)	Details of other non-operating income for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Foreign currency gain	~~W~~	1,972,046	1,398,181
Gain on disposal of property, plant and equipment		51,792	34,961
Gain on disposal of intangible assets		25	1,989
Reversal of impairment loss on property, plant and equipment		4,314	7
Rental income		1,755	2,271
Others		70,511	34,849

Total	~~W~~	2,100,443	1,472,258

(b)	Details of other non-operating expenses for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Foreign currency loss	~~W~~	2,479,014	1,516,528
Loss on disposal of property, plant and equipment		76,771	102,453
Impairment loss on property, plant and equipment		98,525	60,072
Impairment loss on intangible assets		72,490	54,833
Others		71,181	52,348

Total	~~W~~	2,797,981	1,786,234

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

22.	Finance Income and Finance Costs

Details of finance income and costs recognized in profit or loss for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Finance income
Interest income	~~W~~	87,692	134,664
Foreign currency gain		375,557	560,633
Gain on transaction of derivatives		274,173	178,610
Gain on valuation of derivatives		145,078	239,973
Gain on valuation of financial assets at fair value through profit or loss		532	5,288
Others		62	3,126

Total	~~W~~	883,094	1,122,294

Finance costs
Interest expense	~~W~~	909,640	723,429
Foreign currency loss		861,409	512,456
Loss on sale of trade accounts and notes receivable		26,178	48,600
Loss on valuation of derivatives		5,771	316,467
Loss on valuation of financial assets at fair value through profit or loss		9,122	18,562
Others		9,792	15,020

Total	~~W~~	1,821,912	1,634,534

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

23.	Income Tax Benefit (Expense)

(a)	Details of income tax benefit (expense) for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Current tax benefit (expense)
Current year	~~W~~	(191,865)	(260,556)
Adjustment for prior years		(32,276)	67,985

Subtotal	~~W~~	(224,141)	(192,571)

Deferred tax benefit
Changes in temporary differences	~~W~~	6,381	955,283

Income tax benefit (expense)		(217,760)	762,712

(b)	Details of income tax benefit (expense) recognized in equity for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024				2023
	Before tax		Income tax effect	Net of tax	Before tax	Income tax effect	Net of tax
Remeasurements of net defined benefit liabilities (assets)	~~W~~	(154,203)	22,368	(131,835)	64,635	(14,818)	49,817
Foreign currency translation differences		997,729	(71,092)	926,637	43,572	(20,429)	23,143
Acquisition of non-controlling shareholders’ interests in subsidiaries		(61,512)	14,093	(47,419)	—	—	—
Change in equity of equity method investee		3,235	—	3,235	(2,679)	25	(2,654)

Total	~~W~~	785,249	(34,631)	750,618	105,528	(35,222)	70,306

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

23.	Income Tax Benefit (Expense), Continued

(c)	Reconciliation of the effective tax rate for the years ended December 31, 2024 and 2023 is as follows:

(In millions of won)	2024		2023
Loss for the year	~~W~~	(2,409,300)	(2,576,729)
Income tax benefit (expense)		(217,760)	762,712

Loss before income tax		(2,191,540)	(3,339,441)

Income tax benefit using the statutory tax rate of each country		527,019	789,941
Income not subject to tax (Expenses not deductible for tax purposes)		2,704	(19,759)
Tax credit		22,854	207,745
Change in unrecognized deferred tax assets (*1)		(703,714)	(156,783)
Adjustment for prior years		(13,807)	10,726
Effect on change in tax rate		(54,821)	(60,134)
Others		2,005	(9,024)

Total	~~W~~	(217,760)	762,712

Effective tax rate		(*2)	(*2)

(*1)	The effect of changes in deferred tax assets related to tax loss carryforwards and tax credit carryforwards that are not realizable based on the estimates of future taxable profit.
(*2)	Actual effective tax rate is not calculated due to loss before income tax for the years ended December 31, 2024 and 2023.

(d)	Global Minimum Tax

Under Pillar Two legislation, the Group is liable to pay a top-up tax for the difference between the GloBE effective tax rate per jurisdiction and the 15% minimum rate. The Group has assessed its impact of the Pillar Two legislation on its financial statements. As a result of the assessment, the Group has no current tax expenses related to Pillar Two legislation for the year ended December 31, 2024.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

24.	Deferred Tax Assets and Liabilities

(a)	Details of the recovery and settlement timings for deferred tax assets and liabilities as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024		2023
Deferred tax assets
Deferred tax asset to be recovered after more than 12 months	~~W~~	3,694,831	3,879,071
Deferred tax asset to be recovered within 12 months		493,850	370,009

Total deferred tax assets		4,188,681	4,249,080

Deferred tax liabilities
Deferred tax liability to be settled after more than 12 months	~~W~~	496,851	588,669
Deferred tax liability to be settled within 12 months		187,653	99,619

Total deferred tax liabilities		684,504	688,288

Deferred tax assets after offsetting	~~W~~	3,504,177	3,560,792

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

24.	Deferred Tax Assets and Liabilities, Continued

(b)	Changes in deferred tax assets and liabilities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	January 1, 2023		Profit or loss for 2023	Other comprehensive loss for 2023	December 31, 2023	Profit or loss for 2024	Other comprehensive income (loss) and others for 2024	Classified as held for sale	December 31, 2024
Other accounts Receivable	~~W~~	(2,009)	1,948	—	(61)	(4,409)	—	—	(4,470)
Inventories		62,014	(10,286)	—	51,728	12,897	—	(1,498)	63,127
Defined benefits assets and others		(95,850)	20,915	(14,818)	(89,753)	53,721	22,368	—	(13,664)
Subsidiaries and associates		(252,375)	183,130	(20,404)	(89,649)	(3,731)	(56,999)	—	(150,379)
Accrued expenses		111,293	(13,426)	—	97,867	8,902	—	(176)	106,593
Tangible and Intangible Assets		708,093	(130,785)	—	577,308	(58,721)	—	60,747	579,334
Provisions		57,210	(17,624)	—	39,586	(4,666)	—	—	34,920
Other temporary differences		86,252	(27,521)	—	58,731	(8,413)	—	(15,100)	35,218
Tax loss carryforwards		1,795,132	971,688	—	2,766,820	14,365	—	(72,338)	2,708,847
Tax credit carryforwards		170,971	(22,756)	—	148,215	(3,564)	—	—	144,651

Deferred tax assets (liabilities)	~~W~~	2,640,731	955,283	(35,222)	3,560,792	6,381	(34,631)	(28,365)	3,504,177

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

24.	Deferred Tax Assets and Liabilities, Continued

(c)	Details of deductible (taxable) temporary differences, tax credit carryforwards and tax credit carryforwards unrecognized as deferred tax assets (liabilities) as of December 31, 2024, are as follows:

(In millions of won)
	Amount	Reason
Investments with its subsidiary	(1,125,864)	Unlikely to reverse (dispose of) in the foreseeable future
Tax credit carryforwards (*1)	949,968	Uncertainty of future taxable profit
Tax loss carryforwards (*2)	2,946,346	Uncertainty of future taxable profit

(*1)	Unrecognized tax credit carryforwards due to the low probability of realization in the future as of December 31, 2024, will be expired from 2025.
(*2)	Unrecognized tax loss carryforwards due to the low probability of realization in the future as of December 31, 2024, will be expired from 2029.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

25.	Loss per Share

(a)	Basic loss per share for the years ended December 31, 2024 and 2023 are as follows:

(In won and No. of shares)	2024		2023
Loss attributable to owners of the Controlling Company for the year	~~W~~	(2,562,606,429,762)	(2,733,741,837,803)
Weighted-average number of common stocks outstanding		471,252,355	380,884,673

Basic loss per share	~~W~~	(5,438)	(7,177)

Due to paid-in capital increase for the year ended December 31, 2024, the number of outstanding shares has increased. The weighted-average number of common shares outstanding for previous period has been adjusted considering a bonus element in a rights issue to existing shareholders for the year ended December 31, 2024.

(b)	Diluted loss per share is not different from basic loss per share as there are no dilution effects of potential common stocks.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management

The Group is exposed to credit risk, liquidity risk and market risk. The Group identifies and analyzes such risks, and controls are implemented under a risk management system to monitor and manage these risks at below an acceptable level.

(a)	Market risk

Market risk is the risk that changes in market prices, such as foreign exchange rates, interest rates and equity prices, which will affect the Group’s income or the value of its holdings of financial instruments. The objective of market risk management is to manage and control market risk exposures within acceptable parameters, while optimizing the return.

(i)	Currency risk

The Group is exposed to currency risk on sales, purchases and borrowings that are denominated in a currency other than the functional currency of the Parent Company, Korean won (KRW). The currencies in which these transactions primarily are denominated are USD, CNY, JPY, etc.

Interest on borrowings is accrued in the currency of the borrowing. Generally, borrowings are denominated in currencies that match the cash flows generated by the underlying operations of the Group, primarily KRW, USD, and CNY.

The Group adopts policies to ensure that its net exposure is kept to a manageable level by buying or selling foreign currencies at spot rates when necessary to address short-term imbalances. In respect of monetary assets and liabilities denominated in foreign currencies, the Group manages currency risk through continuously managing the position of foreign currencies, measuring the currency risk and, if necessary, using derivatives such as currency forwards, currency swap and others.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

i)	Exposure to currency risk

The Group’s exposure to foreign currency risk for major foreign currencies based on notional amounts as of December 31, 2024 and 2023 is as follows:

(In millions)	Net exposure
	December 31, 2024	December 31, 2023
USD	(215)	(859)
JPY	(13,932)	(23,398)
CNY	(26,923)	(19,043)
VND	(1,485,175)	(1,796,335)

Net exposure is the difference between foreign currency assets and liabilities and it includes derivatives assets and liabilities from cross currency interest rate swap contracts and forward exchange contracts.

Cross currency interest rate swap contracts, USD 500 million (2023: USD 500 million) and CNY 726 million (2023: CNY 345 million) were entered into to manage currency risk with respect to foreign currency denominated borrowings and USD 980 million (2023: USD 1,430 million) were entered into to manage currency risk and interest rate risk with respect to foreign currency denominated borrowings and bonds.

Forward exchange contracts, USD 750 million (2023: USD 1,200 million) were entered into to manage currency risk with respect to advances received in foreign currency.

Average exchange rates applied for the years periods ended December 31, 2024 and 2023 and the exchange rates as of December 31 and 2023 are as follows:

(In won)	Average rate			Reporting date spot rate
	2024		2023	December 31, 2024	December 31, 2023
USD	~~W~~	1,363.09	1,306.12	1,470.00	1,289.40
JPY		9.01	9.32	9.36	9.13
CNY		189.13	184.28	201.27	180.84
VND		0.0544	0.0548	0.0577	0.0532

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

ii)	Sensitivity analysis

A weaker won, as indicated below, against the following currencies which comprise the Group’s assets or liabilities denominated in a foreign currency as of December 31, 2024 and 2023 would have increased (decreased) equity and profit or loss by the amounts shown below. This analysis is based on foreign currency exchange rate variances that the Group considers to be reasonably possible at the end of the reporting period. The analysis assumes that all other variables, in particular interest rates, would remain constant. The changes in equity and profit or loss would have been as follows:

(In millions of won)	December 31, 2024			December 31, 2023
	Equity		Profit or loss	Equity	Profit or loss
USD (5 percent weakening)	~~W~~	(7,533)	(27,651)	(68,615)	44,361
JPY (5 percent weakening)		(5,001)	(5,123)	(8,160)	(8,480)
CNY (5 percent weakening)		(270,943)	(1)	(172,198)	(2)
VND (5 percent weakening)		(3,303)	(3,303)	(3,683)	(3,683)

A stronger won against the above currencies as of December 31, 2024 and 2023 would have had the equal but opposite effect on the above currencies to the amounts shown above, on the basis that all other variables remain constant.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

iii)	Fair value hedging derivatives

In relation to advances received that are denominated in foreign currency, the Group uses derivative instruments to hedge change of fair value due to foreign currency exchange rate changes.

Hedging instrument	Contractor	Contract amount (In millions)	Contract exchange rate	Maturity date	Change in value (In millions of won)	Ineffective portion of risk hedging (In millions of won)
Forward	Standard Chartered Bank Korea Limited and others	USD 750	1,289.11 ~ 1,310,08	2025.01 ~ 2026.01	155,149	19,699

(ii)	Interest rate risk

Interest rate risk arises principally from the Group’s variable interest-bearing bonds and borrowings. The Group establishes and applies its policy to reduce uncertainty arising from fluctuations in interest rates and to minimize finance cost and manages interest rate risk by monitoring of trends of fluctuations in interest rate and establishing plan for countermeasures. Meanwhile, the Group entered into cross currency interest rate swap contracts amounting to USD 980 million (~~W~~1,440,600 million) and interest rate swap contracts amounting to ~~W~~915,000 million in notional amount to hedge interest rate risk with respect to variable interest bearing borrowings.

i)	Profile

The interest rate profile of the Group’s interest-bearing financial instruments as of December 31, 2024 and 2023 is as follows:

(In millions of won)	December 31, 2024		December 31, 2023
Fixed rate instruments
Financial assets	~~W~~	2,023,710	3,163,490
Financial liabilities		(4,722,962)	(6,333,238)

Total	~~W~~	(2,699,252)	(3,169,748)

Variable rate instruments
Financial liabilities	~~W~~	(9,827,152)	(10,195,891)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

ii)	Equity and profit or loss sensitivity analysis for variable rate instruments

As of December 31, 2024 and 2023, a change of 100 basis points in interest rates at the reporting date would have increased (decreased) equity and profit or loss by the amounts shown below for the respective following 12 months periods. This analysis assumes that all other variables, in particular foreign currency rates, remain constant.

(In millions of won)	Equity			Profit or loss
	1%p increase		1%p decrease	1%p increase	1%p decrease
December 31, 2024
Variable rate instruments (*)	~~W~~	(75,758)	75,758	(75,758)	75,758
December 31, 2023
Variable rate instruments (*)	~~W~~	(78,590)	78,590	(78,590)	78,590

(*)	Included financial instruments for which interest rate swap contracts, not designated as hedging instruments, were entered into.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(b)	Credit risk

Credit risk is the risk of financial loss to the Group if a customer or counterparty to a financial instrument fails to meet its contractual obligations and arises principally from the Group’s receivables from customers.

The Group’s exposure to credit risk of trade and other receivables is influenced mainly by the individual characteristics of each customer. However, management believes that the default risk of the country in which each customer operates, does not have a significant influence on credit risk since the majority of the customers are global electronic appliance manufacturers operating in global markets.

The Group establishes credit limits for each customer and each new customer is analyzed quantitatively and qualitatively before determining whether to utilize third party guarantees, insurance or factoring as appropriate.

In relation to the impairment of financial assets subsequent to initial recognition, the Group recognizes the changes in expected credit loss (“ECL”) in profit or loss at each reporting date.

The carrying amount of financial assets represents the maximum credit exposure. The maximum exposure to credit risk as of December 31, 2024 and 2023 is as follows:

(In millions of won)
	December 31, 2024		December 31, 2023
Financial assets carried at amortized cost
Cash equivalents	~~W~~	2,021,640	2,257,519
Deposits in banks		611	905,982
Trade accounts and notes receivable, net(*)		3,624,477	3,218,093
Non-trade receivables		227,477	112,739
Accrued income		22,552	14,246
Deposits		16,747	18,378
Loans		37,143	59,884

Subtotal		5,950,647	6,586,841

Other financial assets
Lease receivables		10,063	4,130

Subtotal	~~W~~	10,063	4,130

Financial assets at fair value through profit or loss
Convertible securities	~~W~~	1,470	3,127
Derivatives		256,251	169,703

Subtotal	~~W~~	257,721	172,830

Financial assets effective for fair value hedging
Derivatives		119,098	—

Total	~~W~~	6,337,529	6,763,801

(*) As of December 31, 2024, it includes financial assets amounting to ~~W~~1,123,869 million held under the business model to achieve the purpose through the receipt of contractual cash flows and the sale of financial assets are included.

Trade accounts and notes receivable are insured in order for the Group to manage credit risk if they do not meet the Group’s internal credit ratings. Uninsured trade accounts and notes receivable are managed by continuous monitoring of internal credit rating standards established by the Group and seeking insurance coverage, if necessary.

There are no significant concentrations of credit risk, whether through exposure to individual customers, specific industry sectors and/or regions.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(c)	Liquidity risk

Liquidity risk is the risk that the Group will encounter difficulty in meeting the obligations associated with its financial liabilities that are settled by delivering cash or other financial assets. The Group’s liquidity management policy involves projecting cash flows in major currencies and considering the level of liquid assets necessary to meet these, monitoring liquidity ratios against internal and external regulatory requirements and maintaining debt financing plans.

The Group has historically been able to satisfy its cash requirements from cash flows from operations and debt and equity financing. In addition, the Group maintains a line of credit with various banks.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

The following are the contractual maturities of financial liabilities, including estimated interest payments, as of December 31, 2024 and 2023.

(i)	As of December 31, 2024

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	13,412,275	14,453,995	3,730,807	2,609,727	3,941,215	4,146,933	25,313
Bonds		1,137,839	1,185,892	631,539	11,638	416,573	126,142	—
Trade accounts and notes payable(*)		4,156,149	4,156,149	3,884,788	271,361	—	—	—
Other accounts payable(*)		1,720,670	1,723,867	1,404,896	318,971	—	—	—
Long-term other accounts payable		279,774	323,400	—	—	69,090	192,570	61,740
Security deposits received		160,713	189,214	—	808	6,841	181,565	—
Lease liabilities		57,975	60,653	23,948	12,681	13,889	9,423	712
Derivative financial liabilities
Derivatives	~~W~~	10,768	11,184	930	3,447	4,495	2,312	—
Cash outflow		—	75,016	21,402	20,467	22,342	10,805	—
Cash inflow		—	(63,832)	(20,472)	(17,020)	(17,847)	(8,493)	—

Total	~~W~~	20,936,163	22,104,354	9,676,908	3,228,633	4,452,103	4,658,945	87,765

(*)

As of December 31, 2024, it includes ~~W~~1,187,450 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as trade account notes payables and other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(ii)	As of December 31, 2023

(In millions of won)			Contractual cash flows in
	Carrying amount		Total	6 months or less	6-12 months	1-2 years	2-5 years	More than 5 years
Non-derivative financial liabilities
Borrowings	~~W~~	15,040,986	16,309,036	3,534,173	1,900,982	6,231,118	4,397,095	245,668
Bonds		1,488,143	1,597,741	111,169	319,011	642,996	524,565	—
Trade accounts and notes payable(*)		4,175,064	4,175,064	3,969,497	205,567	—	—	—
Other accounts payable(*)		2,918,903	2,921,719	2,688,979	232,740	—	—	—
Long-term other accounts payable		357,907	413,255	—	—	129,587	175,358	108,310
Security deposits received		153,370	190,329	3,120	4,597	1,047	181,565	—
Lease liabilities		73,364	77,246	29,980	21,335	11,848	11,461	2,622
Derivative financial liabilities
Derivatives	~~W~~	63,526	45,705	18,781	3,988	12,474	10,462	—
Cash outflow		—	1,385,858	657,325	47,527	510,676	170,330	—
Cash inflow		—	(1,340,153)	(638,544)	(43,539)	(498,202)	(159,868)	—
Fair value hedging derivatives		36,052	36,052	1,514	5,878	20,282	8,378	—

Total	~~W~~	24,307,315	25,766,147	10,357,213	2,694,098	7,049,352	5,308,884	356,600

(*)

As of December 31, 2023, it includes ~~W~~1,092,180 million of payable to credit card companies for utility expenses and others paid using business credit card for purchases. The Group presented the payable to credit card companies as other accounts payable and disclosed related cash flows as operating and investing activities since the Group is using the business credit card for purchases through agreements with suppliers for transactions arising from purchasing of goods and services, the payment term is within a year from the purchase, as part of the normal operating cycle, and no collateral is provided.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

It is not expected that the cash flows included in the maturity analysis could occur significantly earlier, or at significantly different amounts.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(d)	Capital management

Management’s policy is to maintain a capital base so as to maintain investor, creditor and market confidence and to sustain future development of the business. Liabilities to equity ratio, net borrowings to equity ratio and other financial ratios are used by management to achieve an optimal capital structure. Management also monitors the return on capital as well as the level of dividends to ordinary shareholders.

The Group is also responsible for complying with certain financial ratios as part of capital maintenance conditions imposed externally. To fulfill this responsibility, the Group regularly monitors these financial ratios and takes proactive measures when necessary.

(In millions of won)
	December 31, 2024		December 31, 2023
Total liabilities	~~W~~	24,786,759	26,988,754
Total equity		8,072,807	8,770,544
Cash and deposits in banks (*1)		2,022,240	3,163,493
Borrowings (including bonds)		14,550,114	16,529,129
Total liabilities to equity ratio		307%	308%
Net borrowings to equity ratio (*2)		155%	152%

(*1)	Cash and deposits in banks consist of cash and cash equivalents and current deposits in banks.
(*2)	Net borrowings to equity ratio is calculated by dividing total borrowings (including bonds and excluding lease liabilities and others) less cash and current deposits in banks by total equity.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(e)	Determination of fair value

(i)	Measurement of fair value

A number of the Group’s accounting policies and disclosures require the determination of fair value, for both financial and non-financial assets and liabilities. Fair values have been determined for measurement and/or disclosure purposes based on the following methods. When applicable, further information about the assumptions made in determining fair values is disclosed in the notes specific to that asset or liability.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(ii)	Fair values versus carrying amounts

The fair values of financial assets and liabilities, together with the carrying amounts shown in the consolidated statements of financial position as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024				December 31, 2023
	Carrying amounts		Fair values		Carrying amounts	Fair values
Financial assets carried at amortized cost
Cash and cash equivalents	~~W~~	2,021,640	(	*1)	2,257,522	(	*1)
Deposits in banks		611	(	*1)	905,982	(	*1)
Trade accounts and notes receivable(*3)		3,624,477	(	*1)	3,218,093	(	*1)
Non-trade receivables		227,477	(	*1)	112,739	(	*1)
Accrued income		22,552	(	*1)	14,246	(	*1)
Deposits		16,747	(	*1)	18,378	(	*1)
Loans		37,143	(	*1)	59,884	(	*1)
Financial assets at fair value through profit or loss
Equity instruments	~~W~~	120,501	120,501		87,027	87,027
Convertible securities		1,470	1,470		3,127	3,127
Derivatives		256,251	256,251		169,703	169,703
Financial assets effective for fair value hedging
Derivatives		119,098	119,098		—	—
Other financial assets
Lease receivables		10,063	(	*1)	4,130	(	*1)
Financial liabilities carried at amortized cost
Borrowings	~~W~~	13,412,275	13,482,726		15,040,986	15,101,258
Bonds		1,137,839	1,142,725		1,488,143	1,479,725
Trade accounts and notes payable		4,156,149	(	*1)	4,175,064	(	*1)
Other accounts payable		2,000,444	(	*1)	3,276,810	(	*1)
Security deposits received		160,713	(	*1)	153,370	(	*1)
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,768	10,768		63,526	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	—		36,052	36,052
Other financial liabilities
Lease liabilities		57,975	(	*2)	73,364	(	*2)

(*1)	Excluded from disclosures as the carrying amount approximates fair value.
(*2)	Excluded from the fair value disclosures in accordance with Korean IFRS 1107 ‘Financial Instruments: Disclosures’.
(*3)

As of December 31, 2024, it includes financial assets amounting to ~~W~~1,123,869 million held under the business model to achieve the purpose through the receipt of contractual cash flows and the sale of financial assets are included.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(iii)	Fair values of financial assets and liabilities

i)	Fair value hierarchy

Financial instruments carried at fair value are categorized into different levels in a fair value hierarchy based on the inputs used in the valuation techniques. The different levels have been defined as follows:

•	Level 1: quoted prices (unadjusted) in active markets for identical assets or liabilities

•	Level 2: inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly

•	Level 3: inputs for the asset or liability that are not based on observable market data

ii)	Valuation techniques and inputs for Assets and Liabilities measured by the fair value hierarchy

Fair value hierarchy classifications of the financial instruments that are measured at fair value as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	18,958	—	101,543	120,501
Convertible securities		—	—	1,470	1,470
Derivatives		—	256,251	—	256,251
Financial assets effective for fair value hedging
Derivatives	~~W~~	—	119,098	—	119,098
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	10,768	—	10,768

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(In millions of won)	December 31, 2023				Total
Classification	Level 1		Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	—	87,027	87,027
Convertible securities		—	—	3,127	3,127
Derivatives		—	169,703	—	169,703
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	—	63,526	—	63,526
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	36,052	—	36,052

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

The valuation techniques and inputs for assets and liabilities measured at fair value those are classified as Level 2 and Level 3 within the fair value hierarchy as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024			December 31, 2023		Valuation technique	Input
Classification	Level 2		Level 3	Level 2	Level 3
Financial assets at fair value through profit or loss
Equity securities	~~W~~	—	101,543	—	87,027	Net asset value method and Comparable company analysis	Price to book value ratio
Convertible securities		—	1,470	—	3,127	Blended discount model and binominal option pricing model	Discount rate, stock price and volatility
Derivatives		256,251	—	169,703	—	Discounted cash flow	Discount rate and Exchange rate
Financial assets effective for fair value hedging
Derivatives	~~W~~	119,098	—	—	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities at fair value through profit or loss
Derivatives	~~W~~	10,768	—	63,526	—	Discounted cash flow	Discount rate and Exchange rate
Financial liabilities effective for fair value hedging
Derivatives	~~W~~	—	—	36,052	—	Discounted cash flow	Discount rate and Exchange rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

iii)	Financial instruments not measured at fair value but for which the fair value is disclosed

Fair value hierarchy classifications, valuation technique and inputs for fair value measurements of the financial instruments not measured at fair value but for which the fair value is disclosed as of December 31, 2024 and 2023 are as follows:

(In millions of won)	December 31, 2024				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	13,482,726	Discounted cash flow	Discount rate
Bonds		—	—	1,142,725	Discounted cash flow	Discount rate

(In millions of won)	December 31, 2023				Valuation technique	Input
Classification	Level 1		Level 2	Level 3
Liabilities
Borrowings	~~W~~	—	—	15,101,258	Discounted cash flow	Discount rate
Bonds		—	—	1,479,725	Discounted cash flow	Discount rate

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

iv)	The interest rates applied for determination of the above fair value as of December 31, 2024 and 2023 are as follows

	December 31, 2024	December 31, 2023
Borrowings, bonds and others	3.70%~3.96%	4.60%~5.02%

v)

There is no transfer between Level 1, Level 2 and Level 3 for the years ended December 31, 2024 and 2023, and the changes in financial assets classified as Level 3 of fair value measurements for the years ended December 31, 2024 and 2023 is as follows:

(In millions of won)
Classification	January 1, 2024		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2024
Equity securities	~~W~~	87,027	5,470	(128)	(2,809)	11,983	101,543
Convertible securities		3,127	—	(1,838)	—	181	1,470

(In millions of won)
Classification	January 1, 2023		Acquisition	Disposal	Valuation	Changes in Foreign Exchange Rates	December 31, 2023
Equity securities	~~W~~	96,064	3,286	(414)	(13,315)	1,406	87,027
Convertible securities		1,797	1,329	—	41	(40)	3,127

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

26.	Financial Risk Management, Continued

(f)	Net gains and losses by category of financial instruments

The net gains and losses by category of financial instruments as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	87,510	—	—	—	—	182	87,692
Interest expense		—	(906,766)	—	—	—	(2,874)	(909,640)
Foreign currency differences		1,189,874	(2,238,150)	—	—	190,906	—	(857,370)
Bad debt expense		(689)	—	—	—	—	—	(689)
Gain or loss on disposal		(7,708)	—	(109)	(18,470)	—	—	(26,287)
Gain or loss on valuation		—	—	(8,590)	—	—	—	(8,590)
Gain or loss on repayment			(678)	—	—	—	—	(678)
Gain or loss on derivatives		—	—	—	—	413,480	—	413,480

Total	~~W~~	1,268,987	(3,145,594)	(8,699)	(18,470)	604,386	(2,692)	(1,302,082)

(In millions of won)
	2023
	Financial assets at amortized cost		Financial liabilities at amortized cost	Financial assets at FVTPL	Financial assets at FVOCI	Derivatives	Others	Total
Interest income	~~W~~	134,388	—	—	—	—	276	134,664
Interest expense		—	(720,086)	—	—	—	(3,343)	(723,429)
Foreign currency differences		108,546	(176,376)	—	—	(36,052)	—	(103,882)
Reversal of bad debt expense		181	—	—	—	—	—	181
Gain or loss on disposal		(48,600)	—	132	(329)	—	—	(48,797)
Gain or loss on valuation		—	—	(13,274)	—	—	—	(13,274)
Gain or loss on repayment		—	(167)	—	—	—	—	(167)
Gain or loss on derivatives		—	—	—	—	102,116	—	102,116

Total	~~W~~	194,515	(896,629)	(13,142)	(329)	66,064	(3,067)	(652,588)

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

27.	Leases

(a)	Leases as lessee

The Group leases buildings, vehicles, machinery and equipment and others. Information about leases for which the Group is a lessee is presented below.

(i)	Right-of-use assets

Right-of-use assets related to leased properties that do not meet the definition of investment property are presented as property, plant and equipment(see Note 9(a)).

Changes in right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	2024
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Beginning balance	~~W~~	57,946	51,249	714	7,439	1,898	119,246
Acquisitions		24,008	1	2,658	7,044	154	33,865
Depreciation		(56,080)	(3,063)	(1,645)	(6,879)	(778)	(68,445)
Gain or loss on foreign currency translation		13,877	8,410	23	456	292	23,058

Classified as held for sale		(11,599)	(5,585)	—	(1,563)	(44)	(18,791)

Ending balance	~~W~~	28,152	51,012	1,750	6,497	1,522	88,933

(In millions of won)
	2023
	Buildings and structures		Land	Machinery and equipment	Vehicles	Others	Total
Beginning balance	~~W~~	51,033	51,804	598	8,502	721	112,658
Acquisitions		65,133	—	881	6,698	1,899	74,611
Depreciation		(56,471)	(2,846)	(770)	(7,482)	(780)	(68,349)
Gain or loss on foreign currency translation		(1,749)	2,291	5	(279)	58	326

Ending balance	~~W~~	57,946	51,249	714	7,439	1,898	119,246

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

27.	Leases, Continued

(ii)	Amounts recognized in profit or loss not from right-of-use assets for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)

	2024		2023
Interest on lease liabilities	~~W~~	(2,874)	(3,343)
Income from sub-leasing right-of-use assets		182	276
Expenses relating to short-term leases		(274)	(241)
Expenses relating to leases of low-value assets that are not short-term leases		(543)	(942)

(iii)	Changes in lease liabilities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)

	2024		2023
Beginning balance	~~W~~	73,364	72,788
Additions and others		55,619	70,716
Interest expense		2,874	3,343
Repayment of liabilities		(73,882)	(73,483)

Ending balance	~~W~~	57,975	73,364

(iv)	Total cash outflow from leases for the year ended December 31, 2024 amounted to ~~W~~74,517 million (2023: ~~W~~77,733).

(b)	Leases as lessor

(i)	Finance lease

For the years ended December 31, 2024 and 2023, the Group recognized interest income on lease receivables of ~~W~~182 million and ~~W~~276 million, respectively.

The following table sets out a maturity analysis of lease receivables, showing the undiscounted lease payments to be received after the reporting date.

(In millions of won)

	December 31, 2024		December 31, 2023
6 months or less	~~W~~	3,255	3,580
6-12 months		3,255	597
1-2 years		3,797	—

Total undiscounted lease receivable	~~W~~	10,307	4,177

Unearned finance income		(244)	(47)

Net Investment in the lease	~~W~~	10,063	4,130

(ii)	Operating lease

The Group leases out investment property and a portion of property, plant and equipment as operating leases (see Notes 9 and 11).

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

28.	Cash Flow Information

(a)	Details of cash flows generated from operations for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)

	2024		2023
Loss for the year	~~W~~	(2,409,300)	(2,576,729)

Adjustments for:
Income tax expense (benefit) (Note 23)		217,760	(762,712)
Depreciation and amortization (Note 19)		5,125,637	4,213,742
Gain on foreign currency translation		(587,019)	(313,378)
Loss on foreign currency translation		979,061	241,701
Expenses related to defined benefit plans (Note 13)		130,014	149,937
Gain on disposal of property, plant and equipment		(51,792)	(34,961)
Loss on disposal of property, plant and equipment		76,771	102,453
Impairment loss on property, plant and equipment		98,525	60,072
Reversal of impairment loss on property, plant and equipment		(4,314)	(7)
Gain on disposal of intangible assets		(25)	(1,989)
Loss on disposal of intangible assets		388	55
Impairment loss on intangible assets		72,490	54,833
Reversal of impairment loss on intangible assets		(14)	(242)
Expense on increase of provision		119,141	101,846
Finance income		(511,068)	(594,944)
Finance costs		1,480,007	1,162,598
Equity in loss (income) of equity method accounted investees, net		(5,412)	3,061
Others		(85,651)	(7,030)

Changes in:
Trade accounts and notes receivable		(395,513)	(1,013,938)
Other accounts receivable		(142,775)	39,377
Inventories		(85,850)	336,993
Other current assets		(14,479)	92,983
Other non-current assets		2,537	1,151
Trade accounts and notes payable		(46,796)	323,548
Other accounts payable		(529,621)	(47,798)
Accrued expenses		92,474	(47,088)
Provisions		(134,684)	(179,969)
Advances received		(16,161)	(19,461)
Proceeds from settlement of derivatives		35,757	—
Other current liabilities		(4,050)	(33,367)
Defined benefit liabilities, net		(38,018)	(45,123)
Long-term advances received		—	1,580,222
Other non-current liabilities		5,436	33,493

Cash generated from operations	~~W~~	3,373,456	2,819,329

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

28.	Cash Flow Information, Continued

(b)	Changes in liabilities arising from financing activities for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)
	January 1, 2024			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Classification of liabilities held for sale	Others	December 31, 2024
Short-term borrowings	~~W~~	1,875,635	(1,065,878)	159,838	—	—	—	969,595
Long-term borrowings		13,165,351	(726,352)	1,051,834	4,203	(1,060,592)	8,236	12,442,680
Bonds		1,488,143	(370,000)	18,004	1,692	—	—	1,137,839
Lease liabilities		73,364	(71,008)	16,752	—	(6,772)	45,639	57,975
Dividend payable		7,302	(136,519)	268	—	—	135,339	6,390

Total	~~W~~	16,609,795	(2,369,757)	1,246,696	5,895	(1,067,364)	189,214	14,614,479

(In millions of won)
	January 1, 2023			Non-cash transactions
			Cash flows from financing activities	Gain or loss on foreign currency translation	Interest expense	Others	December 31, 2023
Short-term borrowings	~~W~~	2,578,552	(716,386)	13,469	—	—	1,875,635
Long-term borrowings		10,964,112	2,139,554	50,174	3,271	8,240	13,165,351
Bonds		1,448,746	35,276	2,237	1,717	167	1,488,143
Lease liabilities		72,788	(73,483)	(312)	—	74,371	73,364
Dividend payable		—	(34,098)	(44)	—	41,444	7,302

Total	~~W~~	15,064,198	1,350,863	65,524	4,988	124,222	16,609,795

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

28.	Cash Flow Information, Continued

(c)	Details of significant non-cash transactions for the years ended December 31, 2024, and 2023 are as follows.

(In millions of won)

	2024		2023
Changes in other accounts payable arising from the purchase of property, plant and equipment	~~W~~	(630,267)	(348,046)
Changes in other accounts payable arising from the purchase of intangible assets		(137,918)	(27,918)
Recognition of right-of-use assets and lease liabilities		33,865	74,611
Reclassification of the current portion of borrowings/bonds		(6,559,088)	(3,441,686)
Classification of assets held for sale		983,317	—
Classification of liabilities held for sale		1,656,841	—

29.	Related Parties and Others

(a)	Related parties

Details of related parties as of December 31, 2024 are as follows:

Classification	Description
Associates(*)	Paju Electric Glass Co., Ltd. and others
Entity that has significant influence over the Controlling Company	LG Electronics Inc.
Subsidiaries of the entity that has significant influence over the Controlling Company	Subsidiaries of LG Electronics Inc.

(*)	Details of associates are described in Note 8.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(b)	Details of major transactions with related parties for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)	2024
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*2)
Associates
AVATEC Co., Ltd.(*1)	~~W~~	—	200	52,983	2,947
Paju Electric Glass Co., Ltd.		—	—	237,002	8,428
WooRee E&L Co., Ltd.(*1)		—	—	5,045	32
YAS Co., Ltd.(*1)		—	—	5,266	7,578
Material Science Co., Ltd.		—	—	3,579	1,512
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	349,194	—	19,959	354,362
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	52,736	—	—	275
LG Electronics Vietnam Haiphong Co., Ltd.		306,727	—	—	5,945

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2024
				Purchase and Others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*2)
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	379,241	—	—	629
LG Electronics do Brasil Ltda.		32,165	—	—	248
LG Innotek Co., Ltd.		10,999	—	18,166	72,123
LG Electronics Mlawa Sp. z o.o.		977,531	—	—	1,105
LG Electronics Reynosa S.A. DE C.V.		973,432	—	—	746
LG Electronics Egypt S.A.E		24,454	—	—	32
LG Electronics Japan, Inc.		—	—	—	6,250
LG Electronics RUS, LLC		—	—	—	4,005
LG Electronics U.S.A., Inc.		—	—	—	2,128
P.T. LG Electronics Indonesia		482,099	—	—	1,254
HI-M Solutek Co., Ltd		—	—	—	9,636
LG Technology Ventures LLC		—	—	—	1,319
Others		330	—	462	1,579

Total	~~W~~	3,588,908	200	342,462	482,133

(*1)

For the year ended December 31, 2024, WooRee E&L Co., Ltd., AVATEC Co., Ltd. and YAS Co., Ltd. were excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

(*2)	Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and Others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
Associates
AVATEC Co., Ltd.	~~W~~	—	—	43,662	11,003
Paju Electric Glass Co., Ltd.		—	15,200	176,831	4,341
WooRee E&L Co., Ltd.		—	—	7,853	513
YAS Co., Ltd.		—	—	9,832	23,202
Material Science Co., Ltd.		—	—	—	179
Entity that has significant influence over the Controlling Company
LG Electronics Inc.	~~W~~	231,935	—	22,370	501,094
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	47,031	—	—	270
LG Electronics Vietnam Haiphong Co., Ltd.		434,789	—	—	7,090

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)	2023
				Purchase and others
	Sales and others		Dividend income	Purchase of raw material and others	Others (*)
LG Electronics Nanjing New Technology Co., Ltd.	~~W~~	350,207	—	—	451
LG Electronics do Brasil Ltda.		29,249	—	—	316
LG Innotek Co., Ltd.		7,754	—	14,970	100,272
LG Electronics Mlawa Sp. z o.o.		811,880	—	—	1,611
LG Electronics Reynosa S.A. DE C.V.		826,547	—	—	810
LG Electronics Egypt S.A.E		20,225	—	—	66
LG Electronics Japan, Inc.		114	—	—	6,278
LG Electronics RUS, LLC		360	—	—	2,359
LG Electronics U.S.A., Inc.		—	—	—	2,177
P.T. LG Electronics Indonesia		448,528	—	—	2,231
LG Electronics Nanjing Vehicle Components Co.,Ltd.		1,414	—	—	—
LG Technology Ventures LLC		—	—	—	2,596
HI-M Solutek Co., Ltd		—	—	9	7,316
Others		15	—	142	1,502

Total	~~W~~	3,210,048	15,200	275,669	675,677

(*)	Others include the amount of the acquisition of property, plant, and equipment.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(c)	Details of balances of receivables and payables from transaction with related parties as of December 31, 2024 and 2023 are as follows:

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2024		December 31, 2023	December 31, 2024	December 31, 2023
Associates	~~W~~
AVATEC Co., Ltd.(*1)		—	—	—	4,775
Paju Electric Glass Co., Ltd.		—	—	64,140	56,136
WooRee E&L Co., Ltd.(*1)		—	695	—	2,219
YAS Co., Ltd.(*1)		—	—	—	12,483
Material Science Co., Ltd.		—	—	261	118
Entity that has significant influence over the Controlling Company
LG Electronics Inc. (*2)	~~W~~	179,710	63,284	1,071,592	1,140,260
Subsidiaries of the entity that has significant influence over the Controlling Company
LG Electronics India Pvt. Ltd.	~~W~~	3,317	2,013	—	35
LG Electronics Vietnam Haiphong Co., Ltd.		72,521	76,952	921	1,403
LG Electronics Nanjing New Technology Co., Ltd.		61,922	38,502	15	27
LG Electronics do Brasil Ltda.		13,184	6,252	—	32
LG Innotek Co., Ltd. (*3)		1,803	3,002	207,258	216,049

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)
	Trade accounts and notes receivable and others			Trade accounts and notes payable and others
	December 31, 2024		December 31, 2023	December 31, 2024	December 31, 2023
LG Electronics Mlawa Sp. z o.o.	~~W~~	149,789	101,357	131	—
LG Electronics Reynosa, S.A. DE C.V.		55,500	64,208	—	109
LG Electronics Japan, Inc.		—	114	548	632
P.T. LG Electronics Indonesia		63,719	46,146	53	108
LG Electronics Taiwan Taipei Co., Ltd.		—	—	63	115
LG Electronics Egypt S.A.E		3,877	369	7	1
Others		261	251	5,779	2,184

Total	~~W~~	605,603	403,145	1,350,768	1,436,686

(*1)	For the year ended December 31, 2024, as it was excluded from related parties and others due to loss of significant influence, there are no outstanding receivables or payables.
(*2)	Trade accounts and note payable and others for LG Electronics Inc. as of December 31, 2024 and 2023 includes long-term borrowings of ~~W~~1,000,000 million (see Note 12.(c)).
(*3)	Trade accounts and note payable and others for LG Innotek Co., Ltd. as of December 31, 2024 and 2023 includes deposits received amount ~~W~~180,000 million from lease agreement.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(d)	Details of significant financial transactions with related parties and others for the years ended December 31, 2024 and 2023, are as follows:

	2024
(In millions of won)	Company Name	Capital increase		Collection of loans
Associates	WooRee E&L Co., Ltd. (*)	~~W~~	—	~~W~~	256
Entity that has significant influence over the Company	LG Electronics Inc.		436,031		—

(*)	For the year ended December 31, 2024, it was excluded from related parties and others due to loss of significant influence and transaction amount is the amount prior to exclusion.

	2023
(In millions of won)	Company Name	Borrowings		Collection of loans
Associates	WooRee E&L Co., Ltd.	~~W~~	—	183
Entity that has significant influence over the Company	LG Electronics Inc.		1,000,000	—

The Group entered into a loan agreement with LG Electronics Inc. on March 27, 2023 for a total borrowing amount of ~~W~~1,000,000 million, and received ~~W~~650,000 million on March 30, 2023 and ~~W~~350,000 million on April 20, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(e)	Large Enterprise Group Transactions

According to the ‘Related Party Disclosures’ under the Korean IFRS 1024, although not included in the scope of related parties, the major transaction details with the Large Enterprise Group subsidiaries and their affiliates, as well as the amounts of receivables and payables for the years ended December 31, 2024 and 2023, in accordance with the Monopoly Regulation and Fair Trade Act, are as follows:

(In millions of won)
	For the year ended December 31, 2024			December 31, 2024
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	105,300	2,765	—	164
LG Chem Ltd. and its subsidiaries		500	567,215	188	239,895
D&O Corp. and its subsidiaries(*1)		270	72,093	—	86,714
LG Corp.(*2)		—	63,471	7,551	10,731
LG Management Development Institute		—	30,565	3	340
LG CNS Co., Ltd. and its subsidiaries		184	249,674	—	78,229
LG Household & Health Care Ltd. and its subsidiaries		—	96	—	—
HS AD Inc. and its subsidiaries		—	5,439	—	542
Robostar Co., Ltd.		—	2,821	—	2,398

Total	~~W~~	106,254	994,139	7,742	419,013

(*1)

Among the matters related to D&O Corp. and its subsidiaries, S&I Corporation Co., Ltd. and Xi C&A Co., Ltd. were excluded from the large corporate group as of March 19, 2024 and reflected based on the transaction amount for the three-month period ended March 31, 2024.

(*2)	According to the lease agreement signed with LG Corp., no recognized lease liabilities as of December 31, 2024. The lease repayment for the year ended December 31, 2024 amounts to ~~W~~9,681 million.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(In millions of won)
	For the year ended December 31, 2023			December 31, 2023
	Sales and others		Purchase and others	Trade accounts and notes receivable and others	Trade accounts and notes payable and others
LG Uplus Corp.	~~W~~	-	2,458	—	206
LG Chem Ltd. and its subsidiaries		355	464,303	49	209,113
D&O Corp. and its subsidiaries.		2,016	660,714	—	105,757
LG Corp.(*1)		1,891	51,906	16,261	5,575
LG Management Development Institute		—	40,244	—	543
LG CNS Co., Ltd. and its subsidiaries		16	296,637	5	112,881
LG Household & Health Care Ltd. and its subsidiaries		—	108	—	1
HS AD Inc.(formerly, G2R Inc.) and its subsidiaries(*2)		—	19,226	—	5,687
Robostar Co., Ltd.		—	1,018	—	312

Total	~~W~~	4,278	1,536,614	16,315	440,075

(*1)

According to the lease agreement signed with LG Corp., the recognized lease liabilities as of December 31, 2023 are ~~W~~8,493 million, and the lease liabilities are not included in the amount of ‘Trade accounts and notes payable and others’ above. The lease repayment for the year ended December 31, 2023 amounts to ~~W~~8,328 million.

(*2)	G2R Inc. changed its name to HS AD Inc. on July 1, 2023.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

29.	Related Parties and Others, Continued

(f)	Key management personnel compensation

Details of compensation costs of key management for the years ended December 31, 2024 and 2023 are as follows:

(In millions of won)

	2024		2023
Short-term benefits	~~W~~	2,397	2,291
Expenses related to the defined benefit plan		604	355

Total	~~W~~	3,001	2,646

Key management refers to the registered directors who have significant control and responsibilities over the Parent Company’s operations and business.

(g)	At the end of the reporting period, the Group did not set an allowance for doubtful accounts on the balance of receivables for related parties.

LG DISPLAY CO., LTD. AND SUBSIDIARIES

Notes to the Consolidated Financial Statements

For the years ended December 31, 2024 and 2023

30.	Assets and Liabilities Held for Sale (Disposal Group)

For the year ended December 31, 2024, management of the Group decided to sell 80% of its stake in LG Display (China) Co., Ltd. and 100% of its stake in LG Display Guangzhou Co., Ltd. to TCL CSOT. The contract was signed on September 26, 2024, and the transaction is expected to be completed within one year. As a result, the assets and liabilities held by LG Display (China) Co., Ltd. and LG Display Guangzhou Co., Ltd. are presented as assets and liabilities held for sale.

(a)	Details of assets and liabilities held for sale

(In millions of won)	December 31, 2024
Disposal Group(*)	~~W~~
Cash and cash equivalents		158,415
Trade accounts and notes receivable, net		11,131
Other accounts receivables, net		10,809
Inventories		101,998
Prepaid income taxes		14,402
Other current assets and others		45,733
Property, plant and equipment, net		611,689
Intangible assets, net		775
Deferred tax assets		28,365

Total	~~W~~	983,317

Liabilities in the Disposal Group	~~W~~
Trade accounts and notes payable		466,907
Current financial liabilities		917,620
Other accounts payable		52,097
Accrued expenses		67,181
Advances received		2,364
Other Current liabilities and others		927
Non-current financial liabilities		149,745

Total	~~W~~	1,656,841

(*)	There is no impairment loss recognized for assets held for sale, as the net fair value of the disposal group is expected to exceed the carrying amount.

(b)	Accumulated income directly recognized as other comprehensive income in relation to the disposal group classified as held for sale is ~~W~~291,363 million of foreign currency translation differences.

Independent Auditor’s Report on Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Board of Directors and Shareholders of

LG Display Co., Ltd.

Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We have audited Internal Control over Financial Reporting of LG Display Co., Ltd. and its subsidiaries (collectively referred to as the “Group”) for consolidation purposes as at December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

In our opinion, the Group maintained, in all material respects, effective internal control over financial reporting for consolidation purposes as at December 31, 2024, based on Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We also have audited, in accordance with Korean Standards on Auditing, the consolidated financial statements of the Group, which comprise the consolidated statement of financial position as at December 31, 2024, and the consolidated statement of comprehensive income, consolidated statement of changes in equity and consolidated statement of cash flow for the year then ended, and notes to the consolidated financial statements including material accounting policy information, and our report dated March 4, 2025 expressed unqualified opinion.

Basis for Opinion on Internal Control over Financial Reporting for Consolidation Purposes

We conducted our audit in accordance with Korean Standards on Auditing. Our responsibilities under these standards are further described in the Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for consolidation purposes section of our report. We are independent of the Group in accordance with the ethical requirements of the Republic of Korea that are relevant to our audit of internal control over financial reporting purposes for consolidation purposes and we have fulfilled our other ethical responsibilities in accordance with the ethical requirements. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Responsibilities of Management and Those Charged with Governance for Internal Control over Financial Reporting for Consolidation Purposes

Management is responsible for designing, implementing and maintaining effective internal control over financial reporting for consolidation purposes, and for its assessment about the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on the Effectiveness of Internal Control over Financial Reporting for Consolidation Purposes.

Those charged with governance have the responsibilities for overseeing internal control over financial reporting for consolidation purposes.

Auditor’s Responsibilities for the Audit of Internal Control over Financial Reporting for Consolidation Purposes

Our responsibility is to express an opinion on internal control over financial reporting for consolidation purposes of the Group based on our audit. We conducted the audit in accordance with Korean Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting for consolidation purposes was maintained in all material respects.

An audit of internal control over financial reporting for consolidation purposes involves performing procedures to obtain audit evidence about whether a material weakness exists. The procedures selected depend on the auditor’s judgment, including the assessment of the risks that a material weakness exists. An audit includes obtaining an understanding of internal control over financial reporting for consolidation purposes and testing and evaluating the design and operating effectiveness of internal control over financial reporting for consolidation purposes based on the assessed risk.

Definition and Inherent Limitations of Internal Control over Financial Reporting for Consolidation Purposes

The Group’s internal control over financial reporting for consolidation purposes is a process effected by those charged with governance, management, and other personnel, designed to provide reasonable assurance regarding the preparation of reliable consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea. The Group’s internal control over financial reporting for consolidation purposes includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Group; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of consolidated financial statements in accordance with International Financial Reporting Standards as adopted by the Republic of Korea, and that receipts and expenditures of the Group are being made only in accordance with authorizations of management and directors of the Group; and (3) provide reasonable assurance regarding prevention, or timely detection and correction of unauthorized acquisition, use, or disposition of the Group’s assets that could have a material effect on the consolidated financial statements.

Because of its inherent limitations, internal control over financial reporting for consolidation purposes may not prevent, or detect and correct, misstatements. Also, projections of any assessment of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

The engagement partner on the audit resulting in this independent auditor’s report is Sang-Woo Nam, Certified Public Accountant.

Seoul, Korea

March 4, 2025

This report is effective as at March 4, 2025, the audit report date. Certain subsequent events or circumstances, which may occur between the audit report date and the time of reading this report, could have a material impact on the Group’s internal control over financial reporting for consolidation purposes thereto. Accordingly, the readers of the audit report should understand that there is a possibility that the above audit report may have to be revised to reflect the impact of such subsequent events or circumstances, if any.

Management’s Report on the Effectiveness of

Internal Control over Financial Reporting for Consolidation Purposes

(English Translation of a Report Originally Issued in Korean)

To the Shareholders, Board of Directors and Audit Committee of LG Display Co., Ltd.

We, as the Chief Executive Officer (CEO) and the Internal Control over Financial Reporting Officer of LG Display Co., Ltd. (“the Group”), assessed the effectiveness of the design and operation of the Group’s Internal Control over Financial Reporting for consolidation purposes for the year ended December 31, 2024.

The Group’s management, including ourselves, is responsible for designing and operating internal control over financial reporting for consolidation purposes.

We assessed the design and operating effectiveness of internal control over financial reporting for consolidation purposes in the prevention and detection of an error or fraud which may cause material misstatements in the preparation and disclosure of reliable consolidated financial statements.

We designed and operated internal control over financial reporting for consolidation purposes in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting established by the Operating Committee of Internal Control over Financial Reporting in Korea. And, we conducted an evaluation of internal control over financial reporting for consolidation purposes based on Detailed Enforcement Rules of the Regulation on External Audit and Accounting, etc. Table 6 Internal Control over Financial Reporting Evaluation and Reporting Standards.

Based on the assessment results, we believe that the Group’s internal control over financial reporting for consolidation purposes, as at December 31, 2024, is designed and operated effectively, in all material respects, in accordance with Conceptual Framework for Designing and Operating Internal Control over Financial Reporting.

We certify that this report does not contain any untrue statement of a fact, or omit to state a fact necessary to be presented herein. We also certify that this report does not contain or present any statements which cause material misunderstandings, and we have reviewed and verified this report with sufficient due care.

<Attachment>

Internal control activities performed by the Group to address risks to embezzlement and other financial fraud

January 20, 2025

Cheoldong Jeong,

Chief Executive Officer

Sunghyun Kim,

Internal Control over Financial Reporting Officer

<Attachment>

Internal control activities performed by the Group to address risks to embezzlement and other financial fraud

Internal control over Financial Reporting for Consolidation Purposes

Category	Control Activities Performed by the Group	Target Company	Design and Operation Assessment Results (Execution department, execution time, etc.)
Entity Level Control	<Operation of anti-fraud system>
	The management periodically notifies all executives and employees of the importance of ethical management related to the Code of Ethics and the Code of Conduct, and operates an anonymous reporting channel for violations of the Code of Ethics and internal accounting control regulations.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 16 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Periodic monitoring of Segregation of Duty Status>

Internal Control & Consolidation Accounting Team defines incompatible tasks, and periodically monitors and reports on the adequacy of segregation of duty and access rights.

		LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 17 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

Control of Treasury	<Account Registration Management> The cash management Team Leader reviews and approves the adequacy of account registration.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 17 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Seal, OTP management>
	Physical access to seals and OTPs is restricted except for the person in charge of the supervising department, and when using a seal, it can be stamped after confirming the purpose of use and approval details of the requesting department.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 17 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Segregation of Duty related to payment>
	Register Preliminary Payment, Electronic Payment, Internal Account Transfer, Foreign Exchange Transaction, etc., are separate from those in charge of the creator and the approver.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 17 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

	<Daily Account Balance Reconciliation> The person in charge performs the reconciliation of the bank balance for each daily account and takes necessary action in case of any discrepancies.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 17 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Restriction on the use of corporate credit cards>
	Corporate cards are managed according to standards such as usage limits for each position, and the system is set up to prohibit the expense processing and approval for improper use.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 15 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

Other Process Level Control	<Supplier Account Registration Management>
The discretionary authority of the department such as in charge of purchasing, etc., reviews and approves whether the evaluation details of the company for the new supplier meet the standards, and the cash management team leader checks the original documents required for the registration of the company and approves the account registration.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 17 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Sales Confirmation>
At the end of each month, the person in charge of the sales department agrees/confirms the monthly sales amount with each customer, including the sales price and quantity by model, and reports it to the leader.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 12 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

<Report on Inventory Physical Inspection Results> The discretionary authority of the supervising department reviews and approves the results of the regular physical inspection of inventory assets.	LG Display Co., Ltd., LG Display High-Tech (China) Co., Ltd. and 16 others	As a result of the test performed, No material weakness found (Internal Control & Consolidation Accounting Team, ‘24.July, ‘24.November, ‘25.January)

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LG Display Co., Ltd.
(Registrant)

Date: March 5, 2025	By: /s/ Kyu Dong Kim
(Signature)

Name: Kyu Dong Kim
Title: Vice President, Finance & Risk Management Division